Exhibit 99.1

3Q 21 Complete financial statements in IFRS September 30, 2021

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Report on review of consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (“Company”) as at September 30, 2021 and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and the consolidated statements of changes in stockholders’ equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Accounting Standard (IAS) 34—“Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2021, and the consolidated financial performance for the quarter and nine-month period then ended, and its consolidated cash flows for the nine-month period then ended, in accordance with IAS 34. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 3

Other matters Statement of added value The consolidated financial statements referred to above include the consolidated statement of added value for the nine-month period ended at September 30, 2021. This statement is the responsibility of the Company’s management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated financial statements for the purpose of concluding whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09—“Statement of Value Added”. Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated financial statements taken as a whole. São Paulo, November 3, 2021 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 4

MANAGEMENT REPORT 9M21 Dear reader We have arrived at the 97th birthday of Itaú Unibanco in the certainty that our history is built by people with every passing day. In appreciation of everything we have learned, every achievement, during this period in which we have undergone such a transformation, our focus is still on working today for the successful future we are aiming for. As has been demonstrated since this management team took office, we are obsessed with meeting and exceeding our clients’ expectations where and how it is most convenient for them, based on the Phygital strategy that combines the advantages of physical and digital service, and on the omnichannel in which we analyze the data from integrated interaction with the clients on all channels to offer the best solutions for each necessity. Thus, we are modernizing the platforms, migrating to a micro service strategy instead of a rigid, massified structure in order to increasingly incorporate a leading-edge technology, the consequence of which is the intelligent use of the cloud. In this respect, it is important to reiterate what we have upheld from the beginning. We are a bank consisting of people, and this strategic and technological transformation depends essentially on an across-the-board change of mindset we are implementing in every area of the institution. So, in September we rolled out a pilot project of a new work format that targets the objectives mentioned while incorporating what we have learned as an organization since the onset of the coronavirus pandemic. Our proposal is for three work models used by each area according to the type of activity it is engaged in: • Hybrid rota system: determines the days and frequency for people to be physically present in the bank; • Flexible hybrid system: agrees the specific days for going to the bank, according to necessity; • In person: daily presence in the bank in the commercial, wholesale and investment bank areas with personnel available to address the client’s needs. This is our way of granting operational autonomy so that each area can decide which of the formats produces the best results and greater efficiency in its type of activity. Another important step in this context was the takeover of Emergee, a startup company specializing in agility methods. This acquisition demonstrates our intention of intensifying the work front dedicated to cultural and technological transformation undertaken by the structure of the so-called Office of Transformation comprising the People area of the bank. Amidst so many changes, we were very pleased to receive the “Incredible Places to Work” award in the banks category. The award is based on the FIA Employee Experience (FEEx) Survey that was held between February and June 2021 among more than 180,000 employees of 380 Brazilian companies. The award is of great importance to us, given the seriousness with which the survey is undertaken. For us, it indicates that we are on the right path in our efforts to make Itaú Unibanco an organization in which people like to work and where they have the opportunity for personal and professional development and growth. According to the ranking of the 150 Best Companies to Work For published by the international consulting firm Great Place to Work, we were elected the second-best company to work for in Brazil among those with over 10,000 employees. This result places Itaú Unibanco as the best-positioned bank in the ranking. 05

Digital accounts now generate automatic earnings Now, the money of iti clients earns more than savings accounts – 100% of the CDI rate and is always available for use when they so desire. You only have to Available at any The more you leave in Your money is earning Your balance earns 100% top up the balance, moment’s notice the account, the more it all through the month of the CDI rate – more nothing more earns, free of Financial and you can track than savings accounts. Operations Tax it on the app 10 million 60%+ of clients up accounts* to the age of 35 In addition, iti has gotten ahead of the Open Finance experience with a new functionality that allows aggregate balance enquiries within the app for clients who also have accounts with Itaú. Use of the functionality depends on the client approving the sharing of information on the iti app. It is estimated that it will also soon be possible to consolidate the balances at other financial institutions and that the balance aggregator will be extended to the entire iti public when data sharing of Open Finance clients begins in Brazil. Takeover of XPart by XP In line with the Material Facts published on November 3 and 26, 2020, December 31, 2020, January 31 and May 31, 2021, and the Announcements to the Market disclosed on July 27 and August 20, 2021, we wish to advise that on October 1, 2021, the takeover of XPart S.A. (“XPart”) by XP Inc. (“XP”) was approved at General Stockholders’ Meetings of those companies. With the approval of the takeover and the resulting extinguishment of XPart taken over by XP, the shares of Itaú Unibanco and the American Depositary Receipts – ADRs of Itaú Unibanco that were being traded with the right to receive securities of XPart , instead, received (a) in the case of the majority shareholders of IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of ADRs of Itaú Unibanco, Class A shares issued by XP, and (b) in the case of the other shareholders of XPart, sponsored Level I Brazilian Depositary Receipts – BDRs supported by Class A shares issued by XP. Together with Fiat, we have relaunched one of the largest automotive cashbacks in the market The Fiat Itaucard Platinum card comes with one of largest automotive cashbacks on the market, namely 10% for expenditures on the Fiat network or environment, and 5% in the case of other purchases. Each cashback point received attracts a discount of R$ 1 on the purchase of a brand new Fiat. The accumulated benefit can go as high as R$ 20,000, which can be availed as a rebate on the purchase of a new Fiat car. And in after-sales service, each point is equal to R$ 0.50, which can be used to cover the cost of scheduled Fiat checkups. *Up to September, 2021. 06

In partnership with retailers Marisa, we have announced the new Mbank Itaucard that offers free shipping and a 10% discount on the 1st in-store purchase and on the e-commerce site of the apparel network, as well as during the month of the client’s birthday The product, which grants a discount on the first in-store purchase and on the site of the network, now offers free shipping anywhere in Brazil on purchases through the Marisa app, from R$ 199 and above, and paid for with the new card. With the Itaú Tag, the bank’s clients will be exempted from the ConectCar monthly fee In partnership with ConectCar, we have launched the Itaú Tag, an automatic toll and parking fee payment solution exempt from monthly fees, exclusive to the bank’s clients. The monthly fee exemption benefit has been available since the second fortnight of September, initially incorporated into the ConectCar tags. Beginning in November, the bank will offer its own tag. The product and the benefit are expected to be available to 60 million clients by the end of the year. We have used the rollout to strengthen the strategy of generating loyalty by providing benefits that extrapolate banking services. Under the Travessia (Crossing Program, we have extended more than 180,000 vehicle financing contracts Since the onset of the pandemic caused by Covid-19, we have worked to reduce the economic impacts on society. The main highlight, besides participating in every measure drawn up by the government, is the creation of the Travessia Program. The initiative, ground-breaking in the financial industry, aims to give individual customers and SMEs more respite, in addition to taking a structural approach to indebtedness, guaranteeing more sustainable payment conditions by offering grace periods, extended maturity terms and occasional additional credit at reduced rates and more flexible guarantees. Specifically in the case of vehicle financing, we offered the possibility of renegotiating the agreements, extending the installments by up to 120 days. Since April, more than 180,000 clients in this segment have benefited. Itaú Pension Fund Portfolio is the latest allocation option for Brazilian investors We announced the launch of the ‘Itaú Pension Fund Portfolio’, a new investment product for clients whose capital allocation is focused on long-term returns. A single investment gives investors access to a portfolio consisting of (Brazilian and international) fixed income alternatives, Brazilian shares, global equities and gold, while also guaranteeing the traditional tax breaks offered by pension plans. Itaú Asset holds ‘1st ETF Week’ and extends the equities area to emerging markets Itaú Asset Management held the “1st EFT Week” between September 13 and 17. Transmitted on the asset management company’s YouTube channel and Instagram page, the schedule was available free to the general public, with no enrollment required, and brought together executives from key players in the financial market, such as B3, S&P Dow Jones and FTSE Russell. Focused on financial education, the purpose of the event was to introduce the segment and the variety of products available in Brazil. In addition, we highlighted the expansion of our dedicated emerging markets investment structure. In this way, we are concentrating our approach to finding the best variable income investment opportunities in Asia, Eastern Europe and Latin America. 07

We launched a fund that allows investment in four global sectors with a single investment We are making the Itaú Megatrends Shares FX available on the Itaú Asset Management platform, a thematic indexed fund that combines in a single product different investments that track the leading global trends in four segments: Technology, Healthcare, Company and the Environment. This is a significant option for those looking to diversify their long-term portfolios. The fund allocates, proportionately, to global equities, government bonds and foreign exchange in the 4 themes where the underlying investment approach favors disruptive trends . Electric bikes chalk up one year in the Itaú Bike system In September, considered as the mobility month, the Itaú Bike system operated by Tembici with the support of Itaú Unibanco chalked up one year since the arrival of electric bicycles in Rio de Janeiro city. Over those twelve months, more than 800,000 trips were registered using the model in the Rio Bike system. The sharing system debuted in the capital 10 years ago, and since then more that 24 million trips have been logged. A survey by Tembici em partnership with Labmob/UFRJ, Aliança Bike and Agência Giz revealed that the distances covered in electric bicycle trips are longer than those using conventional bicycles. Yet another innovation in mobility, with the Shared Electric Vehicle (local acronym, vec) The electric car sharing project follows the same logic as the bikes: you do not have to own an asset to have it at your disposal whenever necessary. In the pilot phase the project is being tested by 700 bank employees at stations located at the administration centers in the city of São Paulo. It is expected that during the closing months of this year and in early 2022 the service will be expanded, with additional vehicles and stations available. Four models from different manufacturers have already been incorporated into the project. With a strong emphasis on technology, the process is entirely run from a cellphone – including opening and closing the vehicle doors. We believe the vec will encourage the development of electric vehicles in Brazil and contribute to expanding the infrastructure available, including recharging points. 08 direct indirect emissions Itaú emissions (financed) 1 e 2 scope 3 we are represents 99% of total emissions We want to be the already 2050 carbon transition bank neutral We will support our measurement by the PCAF methodology¹ customers in the transition to decarbonization We will reduce R$ 434 bi best data quality score³ • stimulate climate transition plan our emissions by Corporate and vehicle for customers in carbon-intensive portfolio2 1 5 sectors on 12/31/2020 3.9 50% by 2030 and higher lower quality quality • new products and teams become a carbon dedicated to supporting the transition of customers to neutral bank by decarbonization complexity of 2050 • agribusiness: pasture recovery, decarbonization ecological restoration and biofuel 55% of wholesale production our science-based target financed emissions are 25 have already concentrated in made voluntary • encouraging voluntary emission has been submitted for 35 economic groups decarbonization offset markets commitments validation by the Science Based Targets (SBTi) initiative ¹ Partnership for Carbon Accounting Financials (PCAF) ² The calculation considers Itaú‘s proportional participation in customer issues ³ among banks that publicly disclosed this score Although having undertaken several initiatives already to support those wishing to stay abreast of with daily events in the financial market, we have just launched one more whose aim is to revolutionize the content market: The Financial Intelligence platform. Itaú‘s independent content platform Through the site, social networks or television, our clients an non-clients can stay in arrived in touch with the latest market news. The platform will initially focus on the investment partnership with market, but in the future we will extend it to other financial market-related issues. Editora Globo It’s the ideal place for those who already invest, but who want to do even better, and for those who want to feel more certain about starting, with access to content organized in four editorial sections: find out where to find updates about the markets, the economy, politics and business. learn where to look up financial glossaries and educational content. our editorial section for videos and podcasts with chats, histories (and stories) to inspire and follow share. editorial section soon to debut, where it will be possible to find explanations and analyses in understand infographics, columns and guides to deciphering the financial markets and invest better. site IF—https://www.inteligenciafinanceira.com.br In addition to the on @sigaif social networks: on the content channels of in the weekly website, you can also Facebook, Instagram, Twitter, the Globo, ValorEconómica, O commercial breaks at Globonews find content LinkedIn e Youtube Globo and G1 vehicles (at the time of Jornal das Dez) 09

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business. We present below the key indicators comprising our results: In R$ billion Income 9M21 9M20 Variation information Operating Revenues 1 92.8 82.8 12.1% Net Interest Income2 56.3 49.9 12.8% Banking Services Fees and Insurance3 34.1 31.6 8.1% Expected Loss from Financial Assets and Claims (8.2) (21.8) -62.3% General and Administrative Expenses (45.8) (47.2) -3.1% Net Income 21.4 6.9 210.6% Net Income Attributable to Controlling Shareholders 20.2 9.9 103.4% Recurring Managerial Result 20.7 12.7 62.9% Recurring Return on Average Equity—Annualized4 18.5% 10.1% 840 bps Recurring Managerial Return on Average Equity—Annualized5 19.0% 12.9% 600 bps 09/30/2021 09/30/2020 Variation Balance Sheet information Total Assets 2,043 1,998 2.2% Total Loan Portfolio 6 966.9 850.2 13.7% Tier I Capital 12.9% 12.4% 50 bps 9M21 9M20 Variation Shares Weighted Average Number of Outstanding Shares – in millions 9,776 9,759 0.2% Net Income Attributable to Controlling Shareholders per share—R$ 2.06 1.02 102.0% 9M21 9M20 Variation Others Branches 4,319 4,431 -2.5% Physical and Client Service Branches (CSBs) 4,117 4,236 -2.8% Digital Branches 202 195 3.6% Employees (in thousands) 98.8 96.9 1.9% Brazil 86.2 84.3 2.3% Abroad 12.6 12.7 -0.7% (1) Operating Revenues are the sum of (i) Interest and Similar Income (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees (vi) Income from insurance and private pension operations before claim and selling expenses and (vii) Other Income; (2) The sum of (i) Interest and Similar Income (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions; (3) The sum on the Commissions and Banking Fees and Income from insurance and private pension operations before claim and selling expenses. For better comparability, the adjustment of the hedge tax effects on foreign investments was applied; (4) The return is calculated by dividing the Recurring Return on Average Equity—Annualized by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors.; (5)The return is calculated by dividing the recurrent Net Income by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. and (6) Credit Portfolio including Financial Guarantees Provided and Corporate Securities. 10

Results Analysis The percentages of increase or decrease in this section refer to the comparison between the accumulated figure for the year 2021 in relation to the same period of 2020, unless otherwise indicated. In the firts nine months of 2021, our recurring Return on Shareholders’ Equity was R$ 20.2 billion, with an increase of 103.4% the same period of the previous year. The recurrent managerial income stood at R$ 20.7 billion in the firts nine months of 2021, with an increase of 62.9%. The recurring managerial return on average equity annualized reached 19.0% in the period. The highlight was growth of 13.7% in the total credit portfolio. We give below the evolution of the portfolios in the main segments: • 27.7% for private individuals in Brazil; • 19.3% in very small, small and middle market companies in Brazil; • 11.8% in large companies in Brazil; • reduction of 2.1% in Latin America operations. In comparison with the first nine months of 2020, we saw growth of 6.8% in credit origination in Brazil, namely: • 43.7% for individuals; • a reduction of 3,0% for very small, small and middle market companies; and • a reduction of 6.1% in the case of large companies. Net interest income increased by 12.8% as a result of lower interest and income expenses, mainly due higher income from credit operations, due to the higher volume of operations partially offset by lower spreads on credit products. In addition, the interest rate increase had a positive impact on the remuneration of our own working capital and on the liabilities margin, which were offset by lower spreads on credit products. On September 30, 2021, the SELIC rate was 6.25% per year compared to 2.0% per year on September 30, 2020. Revenues from services and insurance grew 8.1% year-on-year. This growth was due to the increase in billing in the activity of issuing debit and credit cards and higher returns from economic and financial advisory services on account of the increased activity on the capital markets. There was also a 8.3% increase in credit operations and financial guarantees provided, due to the resumption of economic activity, with a 41.3% increase in credit operations, partially offset by lower rates on operations involving financial guarantees provided. Expected loss on financial assets and claims reduced by 62.3% when compared with the same period of last year. This variation is explained by the change in the macroeconomic scenario and the financial perspectives of individuals and companies that took place in March 2020, captured by our expected loss provisioning model, which led to an increase mainly in the expected loss with credit operations and financial leasing. Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims reduced by 52.3% on a year-on-year basis. General and administrative expenses decreased by 3.1% in the firsts nine months of 2021 compared to the same period of 2020, reflecting the impact of the extraordinary item occurred in the first nine months of the year (i) the impairment of internally developed software; (ii) provision for restructuring. In the firsts nine months of 2020, there was a reduction in the impairment of R$5,906 million recorded by Itaú Corpbanca. Not considering the extraordinary items and other expenses not related to costing, the general and administrative expenses increased by 3.0% on a year-on-year basis. 11

The growth was mainly due to the effects of the negotiation of the collective wage agreement and the increase in expenses with profit sharing expenses, in expenses related to credit card commissions, due to the higher transaction volume. In Latin America, there was an increase in expenses due to exchange variation and inflation in the period. The Tier 1 Capital Ratio measures the ratio of the bank’s capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events. By managing our capital we aim to optimize how we invest our shareholders’ resources while ensuring the bank’s solidness. We present below the main events that affected our ratio in the third quarter of 2021: Tier I Capital Ratio Common Equity (CET I) Additional Tier 1 Capital (AT1) On September 30, 2021, our Tier 1 Capital Ratio stood at 12.9%, 4.275 p.p. above the minimum regulatory level with capital buffers (8.625%). Our Tier 1 Capital consists of 11.3% of Core Capital and 1.6% of Additional Tier 1 Capital. Disregarding the prudential adjustments and the foreign exchange effects, Tier I Capital Ratio stood at 13.5%. The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad. Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 58.8% in the average daily trading volume since 2019. Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions) +58.8% 2,208 1,880 1,390 1,104 1,048 B3 (Common+Preferred) 743 NYSE (ADR) 647 832 1.104 9M19 9M20 9M21 12

Additionally, our shares end the period quoted at R$ 28.93 (ITUB4 – preferred shares) and R$ 27.00 (ITUB3 –acommon shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 20081. 523 301 300 298 257 100 Oct-08 Sep-09 Sep-10 Sep-11 Sep-12 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Sep-19 Sep-20 Sep-21 ITUB4 dividend-adjusted ITUB4 without adjustment for dividends CDI Rate Ibovespa US Dollar Subsequent event: Payment of Interest on Capital We communicate that the Board of Directors, on October 14, 2021, has approved the payment of interest on capital in lieu of the monthly dividend related to November and December 2021, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%2, resulting in net interest of R$0.015 per share, based on the final stockholding positions recorded on October 29, 2021 and November 30. Payments referring to the aforementioned dates will be made on December 1, 2021 and January 3, 2022, respectively. Furthermore, the Board of Directors also approved the payment of additional interest on capital, in the amount of R$0.264551 per share, with income tax withholding at a rate of 15%2, resulting in net interest of R$0.224868 per share, thus resulting in the total amount of R$2,199 million to be distributed net of taxes, to be paid up to April 30, 2022. Interest will be recorded as credit to the specific account on November 26, 2021, based on the final stockholding position recorded on November 19, 2021, with shares traded “ex-rights” as of November 22, 2021. Acknowledgements Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best. (Approved at the Meeting of the Board of Directors on October 28,2021). 1) The graph shows the evolution of investments on the day before the announcement of the merger between Itaú and Unibanco (October 31, 2008). 2) Excepted from this retention are legal entities shareholders that are proven to be immune or exempt. 13

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to September 2021, we hired from the independent auditors the amount of R$ 80,574 thousand, of which R$ 74,940 thousand correspond to external audit services. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: • Audit Related Services: February 25, March 04 and 22, July 29 and September 23 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and due diligence. – R$ 4,042 thousand (5.4% of the external audit fees). • Tax Servicers: February 05 and 25 and March 04 – Review of the calculations and tax settlement and compliance with tax regulations – R$ 630 thousand (0.8% of the external audit fees). • Other Services: February 05, May 26, June 21 and July 12 – Training acquisition, consultancy of risk management system implemented in subsidiary, and gap assessment on internal controls’ adequacy and use of technical materials. – R$ 962 thousand (1.3% of the external audit fees). Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. BACEN – Circular nº 3.068/01 We declare having the financial capacity and the intention to hold to the maturity those securities classified in the category “Held to Maturity”, in the amount of R$ 84.2 billion, representing 11.4% of the total securities and derivative financialinstruments in September 2021. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The Management’s Report and the Full Accounting Statements of Itaú Holding S.A. and of its subsidiaries for the period January to June 2021 abide by the rules established by the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). 14

As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website.at: www.itau.com.br/investor-relations > Results and Reports > Results Center 15

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 09/30/2021 12/31/2020 Cash 42,222 46,224 Financial Assets 1,888,068 1,851,322 At Amortized Cost 1,310,289 1,275,799 Compulsory deposits in the Central Bank of Brazil99,341 90,059 Interbank deposits 453,22555,685 Securities purchased under agreements to resell 4 190,708 239,943 Securities 9 146,086 129,804 Loan and lease operations 10 772,064 714,104 Other financial assets 18a 88,116 93,255 (-) Provision for Expected Loss 4, 9 and 10 (39,251)(47,051) At Fair Value Through Other Comprehensive Income 112,335 109,942 Securities 8 112,335 109,942 At Fair Value Through Profit or Loss 465,444 465,581 Securities 5 386,685 389,071 Derivatives 6 and 778,64476,504 Other financial assets 18a 115 6 Tax assets 61,698 66,095 Income tax and social contribution—current 2,807 3,547 Income tax and social contribution—deferred 24b 53,670 56,583 Other5,2215,965 Other assets 18a17,21215,773 Investments in associates and joint ventures 11 6,137 15,570 Fixed assets, net 13 6,883 6,937 Goodwill and Intangible assets, net 1420,78917,330 Total assets 2,043,009 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 16

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders’ equity Note 09/30/2021 12/31/2020 Financial Liabilities 1,587,408 1,579,686 At Amortized Cost 1,511,796 1,495,641 Deposits 15 818,734 809,010 Securities sold under repurchase agreements 17a 266,666 273,364 Interbank market funds 17b 165,630 156,035 Institutional market funds 17c 139,268 138,308 Other financial liabilities 18b 121,498 118,924 At Fair Value Through Profit or Loss 70,984 79,653 Derivatives 6 and 770,770 79,505 Structured notes 16 115 143 Other financial liabilities 18b 99 5 Provision for Expected Loss 10 4,628 4,392 Loan commitments 3,769 3,485 Financial guarantees 859 907 Provision for insurance and private pensions 27c 216,421 221,000 Provisions 2920,215 19,819 Tax liabilities 24c 7,169 5,710 Income tax and social contribution—current 4,396 2,878 Income tax and social contribution—deferred 24b278 421 Other 2,495 2,411 Other liabilities 18b 52,834 38,511 Total liabilities 1,884,047 1,864,726 Total stockholders’ equity attributed to the owners of the parent company 147,606 142,993 Capital 19a90,729 97,148 Treasury shares 19a(528)(907) Capital reserves 19c2,1212,326 Revenue reserves 19c 59,866 47,347 Other comprehensive income(4,582) (2,921) Non-controlling interests 19d 11,356 11,532 Total stockholders’ equity 158,962 154,525 Total liabilities and stockholders’ equity 2,043,009 2,019,251 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 17

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Operating Revenues 30,525 25,819 91,012 63,267 Interest and similar income 21a 37,461 26,075 89,617 90,056 Interest and similar expenses 21b (20,199) (11,832) (44,470) (62,919) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss 21c 4,867 1,047 11,037 (249) Foreign exchange results and exchange variations in foreign transactions (4,788) (830) (1,690) 3,461 Commissions and Banking Fees 22 10,862 9,666 30,927 28,392 Income from insurance and private pension operations before claim and selling 1,190 1,096 3,186 3,178 Revenues from insurance premiuns and private pensions 3,726 3,582 10,791 10,832 Change in provision for insurance and private pension (2,536) (2,486) (7,605) (7,654) Other income 3 1,132 597 2,405 1,348 Expected Loss from Financial Assets and Claims (4,425) (5,671) (8,210) (21,770) Expected Loss with Loan and Lease Operations 10c (4,034) (4,781) (8,035) (19,870) Expected Loss with Other Financial Asset, net 26 (527) 1,095 (886) (Expenses) / Recovery of claims (417) (363) (1,270) (1,014) Operating Revenues Net of Expected Losses from Financial Assets and Claims 26,100 20,148 82,802 41,497 Other operating income / (expenses) (16,664) (15,287) (50,843) (50,158) General and administrative expenses 23 (14,876) (14,025) (45,764) (47,216) Tax expenses (1,953) (1,632) (6,074) (3,916) Share of profit or (loss) in associates and joint ventures 11 165 370 995 974 Income / (loss) before income tax and social contribution 9,436 4,861 31,959 (8,661) Current income tax and social contribution 24a (2,186) (2,154) (6,485) (8,762) Deferred income tax and social contribution 24a (855) 2,392 (4,120) 24,297 Net income / (loss) 6,395 5,099 21,354 6,874 Net income attributable to owners of the parent company 25 6,076 4,732 20,164 9,914 Net income / (loss) attributable to non-controlling interests 19d 319 367 1,190 (3,040) Earnings per share—basic 25 Common 0.62 0.49 2.06 1.02 Preferred 0.62 0.49 2.06 1.02 Earnings per share—diluted 25 Common 0.62 0.48 2.05 1.01 Preferred 0.62 0.48 2.05 1.01 Weighted average number of outstanding shares—basic 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,821,596,792 4,804,166,251 4,817,789,069 4,800,376,702 Weighted average number of outstanding shares—diluted 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,869,527,257 4,850,418,664 4,855,597,089 4,833,530,654 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 18

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Net income / (loss) 6,395 5,099 21,354 6,874 Financial assets at fair value through other comprehensive income (780) 35 (1,998) (484) Change in fair value (1,944) (37) (4,850) (80) Tax effect 1,044 74 2,399 78 (Gains) / losses transferred to income statement 218 (3) 823 (876) Tax effect (98) 1 (370) 394 Hedge (673) (403) 624 (4,002) Cash flow hedge 7 (115) 272 510 634 Change in fair value (225) 540 954 1,212 Tax effect 110 (268) (444) (578) Hedge of net investment in foreign operation 7 (558) (675) 114 (4,636) Change in fair value (1,101) (1,336) 148 (8,713) Tax effect 543 661 (34) 4,077 Remeasurements of liabilities for post-employment benefits (*)—2 4 32 Remeasurements 26—5 4 57 Tax effect—(3)—(25) Foreign exchange variation in foreign investments 866 796 (291) 5,546 Total other comprehensive income (587) 430 (1,661) 1,092 Total comprehensive income 5,808 5,529 19,693 7,966 Comprehensive income attributable to the owners of the parent company 5,488 5,162 18,503 11,006 Comprehensive income attributable to non-controlling interests 320 367 1,190 (3,040) (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 19

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended September 30, 2021 and 2020 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Treasury Capital Revenue Retained Remeasurements Conversion equity – owners equity – non- Total at Fair Value Gains and Capital of liabilities of post- adjustments of of the parent controlling shares reserves reserves earnings Through Other losses – employment foreign (2) company interests Comprehensive hedge (1) benefits investments Income Balance at 01/01/2020 97,148 (1,274) 1,979 43,022—700 (1,339) 2,224 (5,535) 136,925 12,540 149,465 Transactions with owners—367 17 — — — 384 3,078 3,462 Result of delivery of treasury shares—367 200 — — — 567—567 Recognition of share-based payment plans — (183) — — — (183)—(183) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) — — — — — 3,078 3,078 Dividends — — (2,251) — — (2,251) (475) (2,726) Interest on capital — — (517) — — (517)—(517) Dividends / Interest on capital—declared after previous period ——(9,811) — ——(9,811)—(9,811) Unclaimed dividends and Interest on capital — — 47 — — 47—47 Other (3) ——42 — ——42—42 Total comprehensive income — — 9,914 (484) 32 5,546 (4,002) 11,006 (3,040) 7,966 Net income — — 9,914 — — 9,914 (3,040) 6,874 Other comprehensive income for the period — ——(484) 32 5,546 (4,002) 1,092—1,092 Appropriations: Legal reserve ——566 (566) — — ——Statutory reserve ——6,627 (6,627) — — ——Balance at 09/30/2020 97,148 (907) 1,996 40,446—216 (1,307) 7,770 (9,537) 135,825 12,103 147,928 Change in the period—367 17 (2,576)—(484) 32 5,546 (4,002) (1,100) (437) (1,537) Balance at 01/01/2021 97,148 (907) 2,326 47,347—848 (1,531) 6,854 (9,092) 142,993 11,532 154,525 Transactions with owners—379 (18) — — — 361 (1,309) (948) Result of delivery of treasury shares—379 193 — — — 572—572 Recognition of share-based payment plans — (211) — — — (211)—(211) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) — — — — — (1,309) (1,309) Partial spin-off (Note 3) (6,419)—(187) (3,457)—77—(23) 24 (9,985)—(9,985) Dividends — — (1,320) — — (1,320) (57) (1,377) Interest on capital — — (3,622) — — (3,622)—(3,622) Reversal of Dividends or Interest on capital—declared after previous period ——166 — ——166—166 Unclaimed dividends and Interest on capital — — 101 — — 101—101 Other (3) ——487 — ——487—487 Total comprehensive income — — 20,164 (2,075) 4 (268) 600 18,425 1,190 19,615 Net income — — 20,164 — — 20,164 1,190 21,354 Other comprehensive income for the period — ——(2,075) 4 (268) 600 (1,739)—(1,739) Appropriations: Legal reserve ——926 (926) — — ——Statutory reserve ——14,397 (14,397) — — ——Balance at 09/30/2021 90,729 (528) 2,121 59,866—(1,150) (1,527) 6,563 (8,468) 147,606 11,356 158,962 Change in the period (6,419) 379 (205) 12,519—(1,998) 4 (291) 624 4,613 (176) 4,437 (1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income. (2) Includes cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 20

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 09/30/2021 09/30/2020 Adjusted net income 46,032 50,003 Net income 21,354 6,874 Adjustments to net income: 24,678 43,129 Share-based payment (149) (110) Adjustments to fair value of financial assets through Profit or Loss and Derivatives (2,758) 475 Effects of changes in exchange rates on cash and cash equivalents (2,464) 15,852 Expected Loss from Financial Assets and Claims 8,210 21,770 Income from interest and foreign exchange variation from operations with subordinated debt 16,210 24,183 Provision for insurance and private pension 7,605 7,654 Depreciation and amortization 2,848 2,744 Expense from update / charges on the provision for civil, labor, tax and legal obligations 359 698 Provision for civil, labor, tax and legal obligations 3,052 2,358 Revenue from update / charges on deposits in guarantee (245) (272) Deferred taxes (excluding hedge tax effects) 24b 5,934 (4,740) Income from share in the net income of associates and joint ventures and other investments (995) (974) Income from Financial assets—At fair value through other comprehensive income 823 (876) comprehensive income (10,131) (20,711) Income from Interest and foreign exchange variation of financial assets at amortized cost (4,149) (9,224) (Gain) loss on sale of investments and fixed assets (573) (163) Other 23 1,101 4,465 Change in assets and liabilities (18,667) 14,633 (Increase) / decrease in assets Interbank deposits 5,388 (23,778) Securities purchased under agreements to resell 43,095 (97,927) Compulsory deposits with the Central Bank of Brazil (9,282) 3,294 Loan operations (72,583) (116,636) Derivatives (assets / liabilities) (5,288) (3,243) Financial assets designated at fair value through profit or loss (443) (35,572) Other financial assets 5,269 5,945 Other tax assets 1,484 30 Other assets 2,764 (18,634) (Decrease) / increase in liabilities Deposits 9,724 257,959 Deposits received under securities repurchase agreements (6,698) 46,971 Funds from interbank markets 9,595 (9,081) Funds from institutional markets (3,120) 19,962 Other financial liabilities 2,673 (12,134) Financial liabilities at fair value throught profit or loss (28) 9 Provision for insurance and private pension (13,454) (10,664) Provisions 2,932 (941) Tax liabilities 252 (492) Other liabilities 14,117 14,812 Payment of income tax and social contribution (5,064) (5,247) Net cash from / (used in) operating activities 27,365 64,636 Dividends / Interest on capital received from investments in associates and joint ventures 466 428 Cash from the sale of financial assets—At fair value through other comprehensive income 26,243 25,010 Cash upon sale of investments in associates and joint ventures 3 10,593 18 Cash upon sale of fixed assets 150 322 Mutual rescission of intangible assets agreements 68 5 (Purchase) of financial assets at fair value through other comprehensive income (26,620) (23,552) (Purchase) / redemptions of financial assets at amortized cost (12,040) 10,419 (Purchase) of investments in associates and joint ventures (15) (37) (Purchase) of fixed assets (940) (1,085) (Purchase) of intangible assets 14 (6,178) (2,642) Net cash from / (used in) investment activities (8,273) 8,886 Funding from institutional markets 8,229 3,149 Redemptions in institutional markets (20,359) (9,850) Change in non-controlling interests stockholders (1,294) 3,078 Result of delivery of treasury shares 510 494 Partial spin-off 3 (9,985) -Dividends and interest on capital paid to non-controlling interests (72) (475) Dividends and interest on capital paid (5,825) (11,113) Net cash from / (used in) financing activities (28,796) (14,717) Net increase / (decrease) in cash and cash equivalents 2.4c (9,704) 58,805 Cash and cash equivalents at the beginning of the period 105,823 70,811 Effects of changes in exchange rates on cash and cash equivalents 2,464 (15,852) Cash and cash equivalents at the end of the period 98,583 113,764 Cash 42,222 47,069 Interbank deposits 6,816 8,118 Securities purchased under agreements to resell—Collateral held 49,545 58,577 Additional information on cash flow (Mainly Operating activities) Interest received 89,290 83,406 Interest paid 51,588 70,649 Non-cash transactions Loans transferred to assets held for sale —Dividends and interest on capital declared and not yet paid 1,531 1,389 The accompanying notes are an integral part of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 21

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to 09/30/2021 09/30/2020 Income 130,356 124,986 Interest and similar 100,778 112,824 Commissions and Banking Fees 30,927 28,392 Income from insurance and private pension operations before claim 3,186 3,178 Expected Loss with Other Financial Assets (6,940) (20,756) Other 2,405 1,348 Expenses (51,531) (74,501) Interest and similar (44,470) (62,919) Other (7,061) (11,582) Inputs purchased from third parties (14,724) (14,405) Materials, energy and others (315) (243) Third party services, Financial system services, Security and Transportation (5,293) (5,087) Other (9,116) (9,075) Data processing and telecommunications (2,903) (2,862) Advertising, promotions and publication (873) (730) Installations (725) (1,223) Travel expenses (28) (73) Other (4,587) (4,187) Gross added value 64,101 36,080 Depreciation and amortization (3,776) (3,553) Net added value produced by the company 60,325 32,527 Added value received through transfer—Results of equity method 995 974 Total added value to be distributed 61,320 33,501 Distribution of added value 61,320 33,501 Personnel 18,988 16,420 Direct compensation 14,841 12,622 Benefits 3,401 3,225 FGTS – government severance pay fund 746 573 Taxes, fees and contributions 20,490 9,861 Federal 19,280 8,705 Municipal 1,210 1,156 Return on third parties’ capital—Rent 488 346 Other 488 346 Return on capital 21,354 6,874 Dividends and interest on capital 4,942 2,768 Retained earnings attributable to controlling shareholders 15,222 7,146 Retained earnings attributable to non-controlling shareholders 1,190 (3,040) The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 22

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 09/30/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 09/30 of 2021 and 2020 for income statement accounts (In millions of Reais, except information per share) Note 1—Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on November 03, 2021. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 23

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended September 30, 2021 · Interest Rate Benchmark Reform (IBOR Reform) Phase II—Amendments to IFRS 4 – Insurance Contracts, IFRS7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 16 – Leases and IAS 39 – Financial Instruments: Recognition and Measurement: Phase II of the inter-bank offered rates reform used as market benchmarks (IBOR). The amendments are summarized as: · Changes in financial assets and liabilities: Practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract; · Hedge accounting: End of exemptions for evaluating the effectiveness of hedge relationships (Phase I) with recognition in Profit or Loss of the ineffective portion, creation of sub-portfolios to segregate contracts with the amended rates for hedges of group items, 24-month term for identification and segregation of new risk based on changes in interest rates, and updates of hedge documentation; · Disclosure: Requirements about the disclosure of risks to which the entity is exposed by the reform, risk management and evolution of the IBORs transition. These amendments are effective for years beginning on January 1st, 2021. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures and financial assets and liabilities, including derivatives. Agreements linked to Libor, due to its extinction will be (i) updated to an alternative rate plus spread; or (ii) settled in advance should there be no agreement between the parties. The main risks identified by IBOR Reform are: · Change in the hierarchy level for measuring the fair value of contracts that remain referenced in IBORs under extinction due to the expectation of reduction in the liquidity of these contracts; · Effect as a result of the change of financial instruments in which the renegotiated cash flows are not economically equivalent to the original cash flows; and · Early settlement of contracts where there is no agreement between the parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 24

To mitigate the risks associated with IBOR Reform in standardized agreements, ITAÚ UNIBANCO HOLDING will assume the update of rates made by the respective clearing houses with the accretion of a spread so that the restated cash flows are economically equivalent to the original cash flows. The fallback clauses protocols suggested by international self-regulatory entities (International Swaps and Derivatives Association—ISDA) will be adopted. The other agreements will be negotiated between the parties seeking approach to the model adopted for standardized agreements and they will be gradually adjusted until the date expected for the end of disclosure of Libor. Accordingly, ITAÚ UNIBANCO HOLDING does not expect significant impacts resulting from the IBOR Reform. b) Accounting standards recently issued and applicable in future periods · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: · General Model: applicable to all contracts without direct participation features; · Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; · Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required for differences that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; · Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning January 1 , 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. · Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective. · Amendments to IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 25

Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair value of financial instruments Note 2.3 (b) and Note 28 Effective interest rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to financial assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and write-off of financial assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected credit loss Note 2.3 (f), Notes 8, 9, 10 and 32 Goodwill impairment Note 2.3 (g) and Note 14 Deferred income tax and social contribution Note 2.3 (h) and Note 24 Defined benefit pension plan Note 2.3 (i) and Note 26 Provisions, contingencies and legal liabilities Note 2.3 (j) and Note 29 Technical provisions for insurance and private pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. b) Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. c) Effective interest rate For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset. d) Modification of financial assets The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 26

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: · Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. · Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: · Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; · Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. · Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Details on the expected credit loss are in Note 32. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 27

g) Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. h) Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Additional information is described in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 28

2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10—Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 29

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Functional Interest in voting Interest in total Incorporation capital % capital % (1) Activity currency country 09/30/2021 12/31/2020 09/30/2021 12/31/2020 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A.—Arrendamento Mercantil Real Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard Instituição de Pagamento S.A. (2) Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign Itaú CorpBanca Colombia S.A. Colombian peso Colombia Financial institution 34.16% 34.16% 34.16% 34.16% Banco Itaú (Suisse) S.A. Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc US Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA USA Securities Inc. Real United States Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú CorpBanca (3) Chilean peso Chile Financial institution 39.22% 39.22% 39.22% 39.22% (1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) New company name of Redecard S.A. (3) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 30

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I—Classification and measurement of financial assets Financial assets are classified in the following categories: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 31

· Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; · Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale; · Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are managed; · The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. The adjustment to fair value of financial assets and liabilities is recognized: · In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income; and · In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 32

assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 33

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II—Classification and measurement of financial liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: · Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan commitments and financial guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 34

Derecognition and modification of financial liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV—Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 35

Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V—Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 36

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lease operations (Lessee) ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right-of-Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and similar expenses in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 37

g) Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 38

comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 39

Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans—Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. Pension plans—Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 40

m) Share-based payments Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 41

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING are: · Credit and debit cards—refer mainly to fees charged by card issuers and acquirers for processing card transactions; annuities charged for the availability and management of credit card; and the rental of Rede machines. · Current account services—substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC; withdrawals from demand deposit account and money order. · Economic, Financial and Brokerage Advisory—refer mainly to financial transaction structuring services; placement of securities, and intermediation of operations on stock exchanges. Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. · Funds management—refers to fees charged for the management and performance of investment funds and consortia administration. · Credit operations and financial guarantees provided—refer mainly to advance depositor fees; asset appraisal service; and commission on guarantees provided. · Collection services—refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 42

Note 3 – Business development Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 545. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. After a favorable opinion of the Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. is 40.52%, which corresponds to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. On October 1, 2021, the merger of XPart S.A. into XP INC. was approved. In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, ownership interest of XP INC. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC. However, the original agreement establishes an additional acquisition of interest of XP INC in 2022 by ITAÚ UNIBANCO HOLDING, subject to future approval by BACEN, as disclosed in Material Fact of August 10, 2018. Itaú CorpBanca Itaú CorpBanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%. The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 43

The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Note 4—Interbank deposits and securities purchased under agreements to resell 09/30/2021 12/31/2020 Non- Non- Current Total Current Total current current Securities purchased under agreements to resell (1) 189,621 1,071 190,692 239,848 87 239,935 Collateral held 58,780 1,055 59,835 63,087 87 63,174 Collateral repledge 116,528 16 116,544 150,591—150,591 Assets received as collateral with right to sell or 10,594—10,594 20,367—20,367 repledge Assets received as collateral without right to sell or 105,934 16 105,950 130,224—130,224 repledge Collateral sold 14,313—14,313 26,170—26,170 Interbank deposits 48,002 5,157 53,159 48,586 7,051 55,637 Total (2) 237,623 6,228 243,851 288,434 7,138 295,572 (1) The amounts of R$ 6,079 (R$ 11,119 at 12/31/2020) are pledged in guarantee of operations on B3 S.A.—Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 130,857 (R$ 176,760 at 12/31/2020) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (82) (R$ (56) at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 44

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss—Securities a) Financial assets at fair value through profit or loss—Securities are presented in the following table: 09/30/2021 12/31/2020 Adjustments to Fair Adjustments to Fair Cost Fair value Cost (2) Fair value Value (in Income) Value (in Income) Investment funds 17,656 (272) 17,384 15,407 (1,203) 14,204 Brazilian government securities (1a) 247,733 (1,338) 246,395 284,280 1,605 285,885 Government securities – abroad (1b) 6,585 (19) 6,566 8,199 11 8,210 Argentina 1,956 33 1,989 1,480 18 1,498 Chile 674 (3) 671 839 1 840 Colombia 1,305 (20) 1,285 3,599 4 3,603 United States 2,435 (26) 2,409 2,096 (11) 2,085 Mexico 20—20 5—5 Paraguay 5 (1) 4 3—3 Peru 7—7 4 1 5 Uruguay 54—54 40 1 41 Italy 129 (2) 127 133 (3) 130 Corporate securities (1c) 114,563 (1,868) 112,695 78,113 (1,081) 77,032 Shares 23,679 (758) 22,921 20,063 (1,016) 19,047 Rural product note 6,705 70 6,775 2,371 (22) 2,349 Bank deposit certificates 144—144 729—729 Real estate receivables certificates 866 (57) 809 561 (13) 548 Debentures 64,540 (1,131) 63,409 30,022 (85) 29,937 Eurobonds and other 4,785 (16) 4,769 2,341 42 2,383 Financial bills 9,363 (10) 9,353 15,784 (1) 15,783 Promissory notes 3,677 30 3,707 5,588 28 5,616 Other 804 4 808 654 (14) 640 Total 386,537 (3,497) 383,040 385,999 (668) 385,331 (1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 30,443 (R$ 12,181 at 12/31/2020), b) R$ 522 (R$ 765 at 12/31/2020) and c) R$ 15,604 (R$ 8,556 at 12/31/2020), totaling R$ 46,570 (R$ 21,502 at 12/31/2020). (2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 45

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss—Securities were as follows: 09/30/2021 12/31/2020 Cost Fair value Cost Fair value Current 114,676 113,577 152,413 150,298 Non-stated maturity 41,335 40,305 35,470 33,251 Up to one year 73,341 73,272 116,943 117,047 Non-current 271,861 269,463 233,586 235,033 From one to five years 195,048 194,362 175,530 176,651 From five to ten years 53,577 52,471 37,783 37,600 After ten years 23,236 22,630 20,273 20,782 Total 386,537 383,040 385,999 385,331 Financial Assets at Fair Value Through Profit or Loss—Securities include assets with a fair value of R$ 198,311 (R$ 205,820 at 12/31/2020) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss—Securities are presented in the following table: 09/30/2021 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 3,652 (7) 3,645 Total 3,652 (7) 3,645 12/31/2020 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 3,699 41 3,740 Total 3,699 41 3,740 The cost and fair value by maturity of financial assets designated as fair value through profit or loss—Securities were as follows: 09/30/2021 12/31/2020 Cost Fair value Cost Fair value Current 2,117 2,125 1,806 1,826 Up to one year 2,117 2,125 1,806 1,826 Non-current 1,535 1,520 1,893 1,914 From one to five years 1,535 1,520 1,893 1,914 Total 3,652 3,645 3,699 3,740 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 46

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 10,096 (R$ 18,000 at 12/31/2020) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 47

I—Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date. 09/30/2021 (*) Over 720 Fair value % 0-30 31-90 91-180 181-365 366-720 days Assets Swaps – adjustment receivable 39,183 49.8 272 647 2,047 2,597 6,558 27,062 Option agreements 20,303 25.8 1,001 16,186 815 935 675 691 Forwards 12,571 16.0 10,229 1,278 986 76 2—Credit derivatives 230 0.3 1 2 1 9 24 193 NDF—Non Deliverable Forward 6,075 7.7 1,620 974 1,305 1,091 613 472 Other Derivative Financial Instruments 282 0.4 130—3 5 26 118 Total 78,644 100.0 13,253 19,087 5,157 4,713 7,898 28,536 % per maturity date 16.9 24.3 6.6 6.0 10.0 36.2 09/30/2021 (*) Over 720 Fair value % 0-30 31-90 91-180 181-365 366-720 days Liabilities Swaps – adjustment payable (36,167) 51.2 (236) (579) (2,131) (2,474) (6,229) (24,518) Option agreements (20,001) 28.3 (1,180) (15,895) (723) (871) (634) (698) Forwards (9,367) 13.2 (9,358) — (9) — Credit derivatives (155) 0.2 ——(1) (6) (148) NDF—Non Deliverable Forward (5,053) 7.1 (1,099) (1,131) (1,241) (646) (701) (235) Other Derivative Financial Instruments (27) 0.0 — (5) (5) (8) (9) Total (70,770) 100.0 (11,873) (17,605) (4,100) (4,006) (7,578) (25,608) % per maturity date 16.8 24.9 5.8 5.7 10.7 36.1 (*) Comprises R$ (553) (R$ (621) at 12/31/2020) pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 48

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date. 12/31/2020 (*) Over 720 Fair value % 0-30 31-90 91-180 181-365 366-720 days Assets Swaps – adjustment receivable 46,019 60.2 4,064 515 629 1,808 5,117 33,886 Option agreements 20,418 26.7 10,103 2,325 523 5,935 992 540 Forwards 2,085 2.7 1,323 367 297 93 5—Credit derivatives 156 0.2 — 8 7 29 112 NDF—Non Deliverable Forward 7,596 9.9 2,088 2,345 1,387 1,255 323 198 Other Derivative Financial Instruments 230 0.3 56 1 6 1 12 154 Total 76,504 100.0 17,634 5,553 2,850 9,099 6,478 34,890 % per maturity date 23.0 7.3 3.7 11.9 8.5 45.6 12/31/2020 (*) Over 720 Fair value % 0-30 31-90 91-180 181-365 366-720 days Liabilities Swaps – adjustment payable (51,789) 65.1 (7,344) (651) (1,135) (1,826) (5,573) (35,260) Option agreements (20,262) 25.5 (6,355) (1,969) (543) (9,869) (998) (528) Forwards (905) 1.1 (892)—(11) (2) — Credit derivatives (76) 0.1 ——(2) (9) (65) NDF—Non Deliverable Forward (6,426) 8.1 (2,200) (1,669) (1,013) (972) (301) (271) Other Derivative Financial Instruments (47) 0.1—(1) (10) (1) (14) (21) Total (79,505) 100.0 (16,791) (4,290) (2,712) (12,672) (6,895) (36,145) % per maturity date 21.1 5.4 3.4 15.9 8.7 45.5 (*) In the period, the result of Derivative had its amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 49

II—Derivatives by index and Risk Fator Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in income / stockholders’ Fair value notional amount (payable) / paid equity) 09/30/2021 09/30/2021 09/30/2021 09/30/2021 Future contracts 735,834 — -Purchase commitments 443,538 ——Shares 12,126 — -Commodities 2,156 — -Interest 405,827 — -Foreign currency 23,429 ——Commitments to sell 292,296 ——Shares 13,591 — -Commodities 3,905 — -Interest 251,884 — -Foreign currency 22,916 ——Swap contracts (2,393) 5,409 3,016 Asset position 1,324,771 12,855 26,328 39,183 Commodities 39 10—10 Interest 1,306,402 9,868 25,365 35,233 Foreign currency 18,330 2,977 963 3,940 Liability position 1,324,771 (15,248) (20,919) (36,167) Shares 342 (23) 4 (19) Commodities 197 — -Interest 1,300,117 (13,282) (20,926) (34,208) Foreign currency 24,115 (1,943) 3 (1,940) Option contracts 2,086,271 322 (20) 302 Purchase commitments – long position 151,441 13,216 5,094 18,310 Shares 19,127 619 828 1,447 Commodities 580 21 41 62 Interest 64,951 354 47 401 Foreign currency 66,783 12,222 4,178 16,400 Commitments to sell – long position 901,371 3,393 (1,400) 1,993 Shares 17,168 848 433 1,281 Commodities 98 3 1 4 Interest 821,758 180 (162) 18 Foreign currency 62,347 2,362 (1,672) 690 Purchase commitments – short position 91,693 (13,324) (4,894) (18,218) Shares 14,267 (324) (1,022) (1,346) Commodities 168 (4) (8) (12) Interest 17,664 (246) (23) (269) Foreign currency 59,594 (12,750) (3,841) (16,591) Commitments to sell – short position 941,766 (2,963) 1,180 (1,783) Shares 17,846 (716) (460) (1,176) Commodities 544 (28) 13 (15) Interest 864,993 (235) 173 (62) Foreign currency 58,383 (1,984) 1,454 (530) Forward operations 16,420 3,213 (9) 3,204 Purchases receivable 5,058 5,752 (14) 5,738 Shares 649 649 (12) 637 Interest 4,409 5,103 (2) 5,101 Purchases payable obligations—(4,418)—(4,418) Interest—(4,418)—(4,418) Sales receivable 2,450 6,833—6,833 Shares 2,296 2,261—2,261 Interest 18 4,572—4,572 Foreign currency 136 ——Sales deliverable obligations 8,912 (4,954) 5 (4,949) Shares 1 (1)—(1) Interest 4,563 (4,953) 5 (4,948) Foreign currency 4,348 ——Credit derivatives 21,959 (488) 563 75 Asset position 14,761 (266) 496 230 Shares 2,540 (52) 121 69 Commodities 20—1 1 Interest 12,201 (214) 374 160 Liability position 7,198 (222) 67 (155) Shares 1,231 (43) 17 (26) Interest 5,967 (179) 50 (129) NDF—Non Deliverable Forward 280,272 612 410 1,022 Asset position 131,692 5,667 408 6,075 Shares 2 — -Commodities 2,245 575 (9) 566 Foreign currency 129,445 5,092 417 5,509 Liability position 148,580 (5,055) 2 (5,053) Commodities 422 (40) 8 (32) Foreign currency 148,158 (5,015) (6) (5,021) Other derivative financial instruments 5,767 148 107 255 Asset position 4,955 155 127 282 Shares 107—2 2 Commodities — 2 2 Interest 4,848 155 (8) 147 Foreign currency — 131 131 Liability position 812 (7) (20) (27) Shares 619 (7) (14) (21) Commodities — (3) (3) Interest 185—(2) (2) Foreign currency 8—(1) (1) Asset 47,605 31,039 78,644 Liability (46,191) (24,579) (70,770) Total 1,414 6,460 7,874 Derivative contracts mature as follows (in days): Off-balance sheet – notional amount (*) 0—30 31—180 181—365 Over 365 days 09/30/2021 Future contracts 275,083 275,678 26,766 158,307 735,834 Swap contracts 21,462 237,269 138,678 927,362 1,324,771 Option contracts 734,969 1,241,201 82,845 27,256 2,086,271 Forwards 9,754 6,314 350 2 16,420 Credit derivatives 1,080 3,284 4,162 13,433 21,959 NDF—Non Deliverable Forward 83,806 123,090 36,084 37,292 280,272 Other derivative financial instruments 3 975 623 4,166 5,767 (*) Comprises R$ 310,841 (R$ 353,672 at 12/31/2020) pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 50

Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in income / Fair value notional amount (payable) / paid stockholders’ equity) 12/31/2020 12/31/2020 12/31/2020 12/31/2020 Future contracts 781,453 — -Purchase commitments 338,165 ——Shares 8,300 — -Commodities 1,170 — -Interest 304,454 — -Foreign currency 24,241 ——Commitments to sell 443,288 ——Shares 7,535 — -Commodities 2,201 — -Interest 397,157 — -Foreign currency 36,395 ——Swap contracts (6,054) 284 (5,770) Asset position 1,442,449 16,840 29,179 46,019 Commodities 278 1—1 Interest 1,423,134 14,030 27,953 41,983 Foreign currency 19,037 2,809 1,226 4,035 Liability position 1,442,449 (22,894) (28,895) (51,789) Shares 108 (12) 2 (10) Commodities 341 (9)—(9) Interest 1,425,904 (19,112) (28,584) (47,696) Foreign currency 16,096 (3,761) (313) (4,074) Option contracts 1,738,849 22 134 156 Purchase commitments – long position 131,134 14,538 1,828 16,366 Shares 12,400 345 976 1,321 Commodities 356 14 13 27 Interest 50,771 614 (282) 332 Foreign currency 67,607 13,565 1,121 14,686 Commitments to sell – long position 743,573 2,933 1,119 4,052 Shares 14,659 728 62 790 Commodities 75 2 (1) 1 Interest 659,826 1,087 1,373 2,460 Foreign currency 69,013 1,116 (315) 801 Purchase commitments – short position 129,150 (13,934) (1,797) (15,731) Shares 13,080 (348) (1,119) (1,467) Commodities 899 (28) (18) (46) Interest 55,369 (532) 318 (214) Foreign currency 59,802 (13,026) (978) (14,004) Commitments to sell – short position 734,992 (3,515) (1,016) (4,531) Shares 13,200 (524) (156) (680) Commodities 246 (10) 6 (4) Interest 653,376 (978) (1,317) (2,295) Foreign currency 68,170 (2,003) 451 (1,552) Forward operations 23,989 1,195 (15) 1,180 Purchases receivable 18,666 1,014 (3) 1,011 Shares 304 304 (3) 301 Interest 584 710—710 Foreign currency 17,778 ——Purchases payable obligations—(584)—(584) Interest—(584)—(584) Sales receivable 1,132 1,073 1 1,074 Shares 770 765 1 766 Interest—308—308 Foreign currency 362 ——Sales deliverable obligations 4,191 (308) (13) (321) Interest 308 (308)—(308) Foreign currency 3,883—(13) (13) Credit derivatives 20,060 (432) 512 80 Asset position 15,877 (270) 426 156 Shares 2,796 (84) 172 88 Commodities 19—1 1 Interest 13,062 (186) 253 67 Liability position 4,183 (162) 86 (76) Shares 1,154 (45) 11 (34) Commodities 3 — -Interest 3,026 (117) 75 (42) NDF—Non Deliverable Forward 313,463 1,214 (44) 1,170 Asset position 156,542 7,467 129 7,596 Commodities 1,715 278 (16) 262 Foreign currency 154,827 7,189 145 7,334 Liability position 156,921 (6,253) (173) (6,426) Commodities 975 (37) (1) (38) Foreign currency 155,946 (6,216) (172) (6,388) Other derivative financial instruments 6,413 181 2 183 Asset position 5,274 196 34 230 Shares 47 (3) 3 -Interest 5,225 199 (26) 173 Foreign currency 2—57 57 Liability position 1,139 (15) (32) (47) Shares 705 (6) (22) (28) Interest 434 (9) (10) (19) Asset 43,791 32,713 76,504 Liability (47,665) (31,840) (79,505) Total (3,874) 873 (3,001) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0—30 31—180 181—365 Over 365 days 12/31/2020 Future contracts 305,076 242,842 108,338 125,197 781,453 Swap contracts 272,932 123,360 118,617 927,540 1,442,449 Option contracts 1,012,965 216,425 250,966 258,493 1,738,849 Forwards 19,013 3,999 972 5 23,989 Credit derivatives—8,515 804 10,741 20,060 NDF—Non Deliverable Forward 131,205 124,470 38,006 19,782 313,463 Other derivative financial instruments 15 709 279 5,410 6,413 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 51

III—Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 09/30/2021 NDF—Non Other derivative Future Option Swap contracts Forwards Credit derivatives Deliverable financial contracts contracts Forward instruments Stock exchange 735,834 754,956 1,975,366 7,430 7,018 75,754 -Over-the-counter market—569,815 110,905 8,990 14,941 204,518 5,767 Financial institutions—466,246 79,098 8,972 14,941 79,815 4,800 Companies—99,885 30,830 18—123,830 967 Individuals—3,684 977 — 873—Total 735,834 1,324,771 2,086,271 16,420 21,959 280,272 5,767 12/31/2020 NDF—Non Other derivative Future Option Swap contracts Forwards Credit derivatives Deliverable financial contracts contracts Forward instruments Stock exchange 781,453 835,744 1,617,643 23,097 3,743 67,887 -Over-the-counter market—606,705 121,206 892 16,317 245,576 6,413 Financial institutions—531,303 84,865 892 16,317 124,124 5,140 Companies—69,337 35,021 — 120,476 1,273 Individuals—6,065 1,320 — 976—Total 781,453 1,442,449 1,738,849 23,989 20,060 313,463 6,413 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 52

IV—Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 09/30/2021 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 9,870 1,411 3,939 4,411 109 TRS 6,711 6,711 ——Total by instrument 16,581 8,122 3,939 4,411 109 By risk rating Investment grade 665 287 302 76 -Below investment grade 15,916 7,835 3,637 4,335 109 Total by risk 16,581 8,122 3,939 4,411 109 By reference entity Brazilian government 12,770 7,127 1,743 3,845 55 Governments – abroad 250 67 126 57 -Private entities 3,561 928 2,070 509 54 Total by entity 16,581 8,122 3,939 4,411 109 12/31/2020 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 8,501 1,181 3,928 3,372 20 TRS 7,854 7,854 ——Total by instrument 16,355 9,035 3,928 3,372 20 By risk rating Investment grade 752 296 372 84 -Below investment grade 15,603 8,739 3,556 3,288 20 Total by risk 16,355 9,035 3,928 3,372 20 By reference entity Brazilian government 12,433 8,255 1,627 2,551 -Governments – abroad 243 66 122 55 -Private entities 3,679 714 2,179 766 20 Total by entity 16,355 9,035 3,928 3,372 20 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody’s, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 53

09/30/2021 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (9,870) 5,378 (4,492) TRS (6,711)—(6,711) Total (16,581) 5,378 (11,203) 12/31/2020 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (8,501) 3,705 (4,796) TRS (7,854)—(7,854) Total (16,355) 3,705 (12,650) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 54

V—Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING’s consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 09/30/2021 Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet (2) Gross amount offset in recognized financial assets presented in the Total (1) the Balance Sheet assets Balance Sheet Financial instruments (3) Cash collateral received Securities purchased under agreements to resell 190,692—190,692 (3,232)—187,460 Derivatives financial instruments 78,644—78,644 (14,763)—63,881 12/31/2020 Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet (2) Gross amount offset in recognized financial assets presented in the Total (1) the Balance Sheet assets Balance Sheet Financial instruments (3) Cash collateral received Securities purchased under agreements to resell 239,935—239,935 (1,657)—238,278 Derivatives financial instruments 76,504—76,504 (15,621)—60,883 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 09/30/2021 Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet (2) Gross amount offset in recognized financial liabilities presented in the Total (1) the Balance Sheet liabilities Balance Sheet Financial instruments (3) Cash collateral pledged Securities sold under repurchase agreements 266,666—266,666 (39,889)—226,777 Derivatives financial instruments 70,770—70,770 (14,763) (238) 55,769 12/31/2020 Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet (2) Gross amount offset in recognized financial liabilities presented in the Total (1) the Balance Sheet liabilities Balance Sheet Financial instruments (3) Cash collateral pledged Securities sold under repurchase agreements 273,364—273,364 (42,161)—231,203 Derivatives financial instruments 79,505—79,505 (15,621) (574) 63,310 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable. (2) Limited to amounts subject to enforceable master offset agreements and other such agreements. (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 55

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: · Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts; · Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts; · Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 56

09/30/2021 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Notional value used to recognized in Other hedge Assets Liabilities Amount calculate hedge comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements—54,050 762 762 54,050 763 agreements to resell Loans and lease operations and Hedge of assets transactions 8,480—(334) (334) 8,149 (334) Securities Securities purchased under Hedge of asset-backed securities under repurchase agreements 30,640—(1,273) (1,273) 30,478 (1,273) agreements to resell Hedge of loan operations Loans and lease operations 263—1 1 262 3 Hedge of funding Deposits—2,303 10 10 2,313 10 Hedge of assets denominated in UF Securities 19,656—(229) (229) 19,885 (229) Foreign exchange risk Hedge of highly probable forecast transactions 4,542—140 602 4,542 140 Total 63,581 56,353 (923) (461) 119,679 (920) 12/31/2020 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Notional value used to recognized in Other hedge Assets Liabilities Amount calculate hedge comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements—103,407 (2,423) (2,458) 103,407 (2,429) agreements to resell Loans and lease operations and Hedge of assets transactions 5,673—66 66 5,743 66 Securities Securities purchased under Hedge of asset-backed securities under repurchase agreements 29,533—697 697 31,417 699 agreements to resell Hedge of loan operations Loans and lease operations 327—12 12 316 15 Hedge of funding Deposits—2,007 (10) (10) 1,996 (11) Hedge of assets denominated in UF Securities 16,674—(4) (4) 16,677 (1) Foreign exchange risk Hedge of highly probable forecast transactions 1,314—(105) 148 1,314 (105) Total 53,521 105,414 (1,767) (1,549) 160,870 (1,766) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 462 (R$ 218 at 12/31/2020). 09/30/2021 Book Value (*) Variations in fair Variation in value Hedge ineffecti- Amount Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 92,677 100—(844) (845) 1 (13) Swap 22,460 2,303 19,921 (216) (218) 2—Foreign exchange risk Futures 4,542—4,634 140 140 — Total 119,679 2,403 24,555 (920) (923) 3 (13) 12/31/2020 Book Value (*) Variations in fair Variation in value Hedge ineffecti- Amount Hedge Instruments Notional value used to recognized in Other veness reclassified from amount Assets Liabilities calculate hedge comprehensive recognized in Cash flow hedge ineffectiveness income income reserve to income Interest rate risk Futures 140,567 146—(1,664) (1,660) (4) (381) Swap 18,989 2,007 17,006 3 (2) 5—Foreign exchange risk Futures 1,314 5 298 (105) (105) — Total 160,870 2,158 17,304 (1,766) (1,767) 1 (381) (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 57

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 09/30/2021 Hedged item Hedge instrument Strategies Book Value (2) Variation in value Variation in fair value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations (1) 16,629—(14,727) (14,727) 24,415 (14,792) Total 16,629—(14,727) (14,727) 24,415 (14,792) 12/31/2020 Hedged item Hedge instrument Strategies Book Value (2) Variation in value Variation in fair value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations (1) 15,277—(14,598) (14,598) 24,619 (14,601) Total 15,277—(14,598) (14,598) 24,619 (14,601) (1) Hedge instruments consider the gross tax position. (2) Amounts recorded under heading Derivatives. 09/30/2021 Book Value (*) Variations in fair Variation in the value Hedge Amount reclassified Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount Assets Liabilities calculate hedge comprehensive recognized in convertion reserve ineffectiveness income income into income Foreign exchange risk Futures 9,552—27 (7,939) (7,897) (42)—Futures / NDF—Non Deliverable 9,067—36 (2,821) (2,795) (26)—Futures / Financial Assets 5,796 5,800 2,732 (4,032) (4,035) 3—Total 24,415 5,800 2,795 (14,792) (14,727) (65)—12/31/2020 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk Futures 5,052—31 (3,844) (3,836) (8)—Futures / NDF—Non Deliverable 15,196 445—(8,006) (7,993) (13)—Futures / Financial Assets 4,371 4,556 2,762 (2,751) (2,769) 18—Total 24,619 5,001 2,793 (14,601) (14,598) (3)—(*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 58

c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: Interest rate risk: · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. · The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 09/30/2021 Hedge Item Hedge Instruments (2) Book Value (1) Fair value Variation in fair Strategies Variation in fair value Notional value used to recognized in amount calculate hedge Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 6,982—7,063—81 6,982 (83) Hedge of funding—11,010—10,586 424 11,010 (422) Hedge of securities at fair value through other 8,720—8,531—(189) 8,187 185 comprehensive income Total 15,702 11,010 15,594 10,586 316 26,179 (320) 12/31/2020 Hedge Item Hedge Instruments (2) Book Value (1) Fair value Variation in fair Strategies Variation in fair value Notional value used to recognized in amount calculate hedge Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 9,205—9,616—411 9,205 (423) Hedge of funding—10,200—11,591 (1,391) 10,200 1,390 Hedge of securities at fair value through other 10,192—10,412—220 10,383 (226) comprehensive income Total 19,397 10,200 20,028 11,591 (760) 29,788 741 (1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations. (2) Comprises the amount of R$ 4,456 (R$ 4,915 at 12/31/2020) related to instruments exposed by the change in reference interest rates—IBORs. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 59

09/30/2021 Book value (1) Variation in fair value used Hedge Instruments Notional to calculate hedge Hedge ineffectiveness amount Assets Liabilities recognized in income ineffectiveness Interest rate risk Swap (2) 26,179 2 8,696 (320) (4) Total 26,179 2 8,696 (320) (4) 12/31/2020 Hedge Instruments Notional Book value (1) Variation in fair value used Hedge ineffectiveness to calculate hedge amount Assets Liabilities recognized in income ineffectiveness Interest rate risk Swap 29,788 2,871 5,812 741 (19) Total 29,788 2,871 5,812 741 (19) (1) Amounts recorded under heading Derivatives. (2) In the period, the amount of R$ 6,001 is no longer qualified as hedge, with no effect on the result because it is a fair value hedge. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 60

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 09/30/2021 12/31/2020 Strategies Hedge instruments Hedged item Hedge instruments Hedged item Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 54,050 148 54,050 103,407 158 103,407 Hedge of highly probable forecast transactions 4,542 140 4,542 1,314 (105) 1,314 Hedge of net investment in foreign operations 24,415 3,005 16,629 24,619 2,208 15,277 Hedge of loan operations (Fair value) 6,982 (83) 6,982 9,205 (423) 9,205 Hedge of loan operations (Cash flow) 262 3 263 316 15 327 Hedge of funding (Fair value) 11,010 (422) 11,010 10,200 1,390 10,200 Hedge of funding (Cash flow) 2,313 10 2,303 1,996 (11) 2,007 Hedge of assets transactions 8,149 (334) 8,480 5,743 66 5,673 Hedge of asset-backed securities under repurchase agreements 30,478 (39) 30,640 31,417 (11) 29,533 Hedge of assets denominated in UF 19,885 (229) 19,656 16,677 (1) 16,674 Hedge of securities at fair value through other comprehensive income 8,187 185 8,720 10,383 (226) 10,192 Total 2,384 3,060 The table below shows the breakdown by maturity of the hedging strategies: 09/30/2021 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 9,709 18,724 13,919 5,724 5,206 768—54,050 Hedge of highly probable forecast transactions 4,542 — — — 4,542 Hedge of net investment in foreign operations (*) 24,415 — — — 24,415 Hedge of loan operations (Fair value) 1,420 1,561 957 363 1,148 1,533—6,982 Hedge of loan operations (Cash flow) 229 33 — ——262 Hedge of funding (Fair value) 1,221 912 161 441 3,021 3,897 1,357 11,010 Hedge of funding (Cash flow) 2,121 192 — ——2,313 Hedge of assets transactions 2,161—5,988 — — 8,149 Hedge of asset-backed securities under repurchase agreements 2,294 14,993 8,149 4,455—587—30,478 Hedge of assets denominated in UF 13,732 6,153 — ——19,885 Hedge of securities at fair value through other comprehensive income — 54 1,326 871 5,428 508 8,187 Total 61,844 42,568 29,228 12,309 10,246 12,213 1,865 170,273 12/31/2020 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 70,200 9,077 13,059 5,504 4,848 719—103,407 Hedge of highly probable forecast transactions 1,314 — — — 1,314 Hedge of net investment in foreign operations (*) 24,619 — — — 24,619 Hedge of loan operations (Fair value) 2,999 1,793 1,297 447 898 1,771—9,205 Hedge of loan operations (Cash flow) 212 104 — ——316 Hedge of funding (Fair value) 213 657 549 176 581 5,448 2,576 10,200 Hedge of funding (Cash flow) 1,765 27 204 — — 1,996 Hedge of assets transactions 3,604 2,139 — ——5,743 Hedge of asset-backed securities under repurchase agreements 22,186 2,297 6,130—804 — 31,417 Hedge of assets denominated in UF 15,400 1,277 — ——16,677 Hedge of securities at fair value through other comprehensive income 5,876 1,382 10—719 2,396—10,383 Total 148,388 18,753 21,249 6,127 7,850 10,334 2,576 215,277 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 61

Note 8 – Financial assets at fair value through other comprehensive income—Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income—Securities assets are as follows: 09/30/2021 12/31/2020 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders’ loss stockholders’ loss amount amount (2) equity) equity) Brazilian government securities (1a) 76,253 (1,392)—74,861 65,235 2,714—67,949 Other government securities 36—(36)—36—(36) -Government securities – abroad (1b) 32,816 (965) (1) 31,850 34,365 38 (1) 34,402 Argentina 150 (3)—147 — —Colombia 2,423 (64)—2,359 3,913 73—3,986 Chile 20,613 (840)—19,773 21,639 12—21,651 United States 3,550 — 3,550 3,751 (1)—3,750 Mexico 983 (1)—982 1,180 1—1,181 Paraguay 3,240 (59) (1) 3,180 3,008 (60) (1) 2,947 Uruguay 1,857 2—1,859 874 13—887 Corporate securities (1c) 6,422 (743) (55) 5,624 7,799 (152) (56) 7,591 Shares 1,632 (783)—849 1,640 (258)—1,382 Bank deposit certificates 107—(1) 106 305 2—307 Debentures 318—(43) 275 956 (23) (44) 889 Eurobonds and other 4,347 37 (8) 4,376 4,895 127 (9) 5,013 Financial bills 6 — 6 — —Other 12 3 (3) 12 3—(3)—Total 115,527 (3,100) (92) 112,335 107,435 2,600 (93) 109,942 (1) Financial assets at fair value through other comprehensive income—Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 67,307 (R$ 35,203 at 12/31/2020), b) R$ 3,258 (R$ 2,398 at 12/31/2020) and c) R$ 1,112 (R$ 518 at 12/31/2020), totaling R$ 71,677 (R$ 38,119 at 12/31/2020). (2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). The gross carrying amount and the fair value of financial assets through other comprehensive income—securities by maturity are as follows: 09/30/2021 12/31/2020 Gross Gross carrying Fair value carrying Fair value amount amount Current 29,744 28,886 33,094 32,872 Non-stated maturity 1,632 849 1,640 1,382 Up to one year 28,112 28,037 31,454 31,490 Non-current 85,783 83,449 74,341 77,070 From one to five years 67,213 65,998 52,825 54,452 From five to ten years 12,174 11,778 14,084 14,852 After ten years 6,396 5,673 7,432 7,766 Total 115,527 112,335 107,435 109,942 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 62

Equity instruments at fair value through other comprehensive income—securities are presented in the table below: 09/30/2021 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders’ equity) Shares 1,632 (783)—849 Total 1,632 (783)—849 12/31/2020 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders’ equity) Shares 1,640 (258)—1,382 Total 1,640 (258)—1,382 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 09/30/2021 12/31/2020 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 1,632 849 1,640 1,382 Non-stated maturity 1,632 849 1,640 1,382 Reconciliation of expected loss for Other financial assets, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2020 09/30/2021 Financial assets at fair value through other comprehensive (93) (2) (3) 6 — — (92) income Brazilian government securities (36) — — ——(36) Other (36) — — ——(36) Government securities—abroad (1) — — ——(1) Corporate securities (56) (2) (3) 6 — — (55) Bank deposit certificate — (1) — ——(1) Debentures (44) 1 — — — (43) Eurobonds and other (9) (3) (2) 6 — — (8) Other (3) — — ——(3) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2019 12/31/2020 Financial assets at fair value through other comprehensive (86) (8) (17) 18 — — (93) income Brazilian government securities (36) — — ——(36) Other (36) — — ——(36) Government securities—abroad (3) 2 (1) 1 — — (1) Corporate securities (47) (10) (16) 17 — — (56) Debentures (43)—(1) — ——(44) Eurobonds and other (1) (10) (15) 17 — — (9) Other (3) — — ——(3) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 63

Note 9—Financial assets at amortized cost—Securities The Financial assets at amortized cost—Securities are as follows: 09/30/2021 12/31/2020 Net Net Amortized Expected Amortized Expected Amortized Amortized Cost Loss Cost Loss Cost Cost Brazilian government securities (1a) 75,942 (39) 75,903 64,568 (44) 64,524 Government securities – abroad 24,531 (20) 24,511 19,095 (14) 19,081 Colombia 917 (4) 913 500—500 Chile 803—803 705 (1) 704 Korea 5,861 (6) 5,855 3,951 (4) 3,947 Spain 6,448 (7) 6,441 4,847 (3) 4,844 Mexico 10,481 (3) 10,478 9,042 (6) 9,036 Uruguay 21—21 50—50 Corporate securities (1b) 45,613 (2,004) 43,609 46,141 (3,007) 43,134 Rural product note 4,178 (34) 4,144 3,499 (25) 3,474 Bank deposit certificates 56—56 30—30 Real estate receivables certificates 4,159 (7) 4,152 4,806 (12) 4,794 Debentures 32,935 (1,938) 30,997 34,849 (2,952) 31,897 Eurobonds and other 485 (13) 472 209 (1) 208 Promissory notes 3,085 (6) 3,079 2,023 (10) 2,013 Other 715 (6) 709 725 (7) 718 Total 146,086 (2,063) 144,023 129,804 (3,065) 126,739 (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 7,477 (R$ 13,786 at 12/31/2020); and b) R$ 9,287 (R$ 14,364 at 12/31/2020), totaling R$ 16,764 (R$ 28,150 at 12/31/2020). The amortized cost of Financial assets at amortized cost—Securities by maturity is as follows: 09/30/2021 12/31/2020 Net Amortized Net Amortized Amortized Cost Amortized Cost Cost Cost Current 43,562 43,415 38,285 37,672 Up to one year 43,562 43,415 38,285 37,672 Non-current 102,524 100,608 91,519 89,067 From one to five years 76,078 74,984 56,447 55,070 From five to ten years 21,306 20,779 24,434 23,697 After ten years 5,140 4,845 10,638 10,300 Total 146,086 144,023 129,804 126,739 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 64

Reconciliation of expected loss to financial assets at amortized cost—securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2020 09/30/2021 Financial assets at amortized cost (185) 46 (81) 30 — — (190) Brazilian government securities (44) 5 — — — (39) Government securities—abroad (14) 16 (24) 2 — — (20) Chile (1) 1 — — ——Colombia—(2) (2) — ——(4) Korea (4) 1 (3) — ——(6) Spain (3) 1 (5) — ——(7) Mexico (6) 15 (14) 2 — — (3) Corporate securities (127) 25 (57) 28 — — (131) Rural product note (23) 19 (17) 3 — — (18) Real estate receivables certificates (8) 1 — — — (7) Debentures (78) 1 (17) 13 — — (81) Eurobonds and other (1) (1) (20) 9 — — (13) Promissory notes (10) 4 (3) 3 — — (6) Other (7) 1 — — — (6) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2020 09/30/2021 Financial assets at amortized cost (53) (12)—16 — — (49) Corporate securities (53) (12)—16 — — (49) Rural product note (2) 1 — — — (1) Real estate receivables certificates (4) — 4 — ——Debentures (47) (13)—12 — — (48) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2020 09/30/2021 Financial assets at amortized cost (2,827) 650 (37) 390 — — (1,824) Corporate securities (2,827) 650 (37) 390 — — (1,824) Rural product note — (15) — ——(15) Debentures (2,827) 650 (22) 390 — — (1,809) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2019 12/31/2020 Financial assets at amortized cost (198) (113) (172) 311 21 — (34) (185) Brazilian government securities (52) 8 — — — (44) Government securities—abroad—8 (34) 12 — — (14) Chile—(1) — — — (1) Colombia — (2) 2 — — -Korea—7 (14) 3 — — (4) Spain — (3) — ——(3) Mexico—2 (15) 7 — — (6) Corporate securities (146) (129) (138) 299 21 — (34) (127) Rural product note (9) 15 (44) 15 — — (23) Real estate receivables certificates (2) (10) (9) 13 — — (8) Debentures (131) (124) (60) 250 21 — (34) (78) Eurobonds and other (1) (6) (2) 8 — — (1) Promissory notes (3) (7) (10) 10 — — (10) Other—3 (13) 3 — — (7) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2019 12/31/2020 Financial assets at amortized cost (58) (9) (67) 61—54 (21) (13) (53) Corporate securities (58) (9) (67) 61—54 (21) (13) (53) Rural product note (5) (3)—5—1 — (2) Real estate receivables certificates—(4) — — — (4) Debentures (53) (1) (67) 55—53 (21) (13) (47) Eurobonds and other—(1)—1 — ——Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2019 12/31/2020 Financial assets at amortized cost (2,397) (1,278) (238) 1,093 34 13—(54) (2,827) Corporate securities (2,397) (1,278) (238) 1,093 34 13—(54) (2,827) Rural product note (33) (7) (1) 42 ——(1)—Debentures (2,348) (1,287) (207) 1,021 34 13—(53) (2,827) Other (16) 16 (30) 30 — ——Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 65

Note 10—Loan and lease operations a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 09/30/2021 12/31/2020 Individuals 303,729 255,483 Credit card 97,826 87,073 Personal loan 38,661 35,346 Payroll loans 61,416 55,508 Vehicles 28,041 23,290 Mortgage loans 77,785 54,266 Corporate 128,525 134,521 Micro / small and medium companies 139,368 121,955 Foreign loans—Latin America 200,442 202,145 Total loans and lease operations 772,064 714,104 Provision for Expected Loss (1) (41,734) (48,322) Total loans and lease operations, net of Expected Credit Loss 730,330 665,782 (1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (859) (R$ (907) at 12/31/2020) and Loan commitments R$ (3,769) (R$ (3,485) at 12/31/2020). By maturity 09/30/2021 12/31/2020 Overdue as from 1 day 19,267 18,683 Falling due up to 3 months 189,142 172,497 Falling due from 3 months to 12 months 188,090 181,033 Falling due after 1 year 375,565 341,891 Total loans and lease operations 772,064 714,104 By concentration 09/30/2021 12/31/2020 Largest debtor 6,100 7,243 10 largest debtors 30,544 37,863 20 largest debtors 45,511 54,812 50 largest debtors 74,495 83,438 100 largest debtors 104,448 112,333 The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1—By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 66

b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of loans and lease operations, segregated by stages: Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance Stage 1 Derecognition 12/31/2020 Stage 2 Stage 3 (1) Stage 2 Stage 3 (Settlement) 09/30/2021 Individuals 199,158 (21,210) (1,030) 9,582 — 60,887 247,387 Corporate 123,665 (515) (74) 689 7—(2,567) 121,205 Micro / Small and medium companies 96,784 (10,413) (727) 7,460 86—21,059 114,249 Foreign loans—Latin America 167,601 (6,842) (802) 4,962 48—7,782 172,749 Total 587,208 (38,980) (2,633) 22,693 141—87,161 655,590 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance Stage 2 Derecognition 12/31/2020 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 09/30/2021 Individuals 30,793 (9,582) (5,141) 21,210 800—(4,511) 33,569 Corporate 2,793 (689) (158) 515 20—(531) 1,950 Micro / Small and medium companies 15,965 (7,460) (2,210) 10,413 568—(1,371) 15,905 Foreign loans—Latin America 16,692 (4,962) (2,049) 6,842 784—(2,366) 14,941 Total 66,243 (22,693) (9,558) 38,980 2,172—(8,779) 66,365 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance Stage 3 Derecognition 12/31/2020 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 09/30/2021 Individuals 25,532—(800) 1,030 5,141 (8,326) 196 22,773 Corporate 8,063 (7) (20) 74 158 (129) (2,769) 5,370 Micro / Small and medium companies 9,206 (86) (568) 727 2,210 (1,655) (620) 9,214 Foreign loans—Latin America 17,852 (48) (784) 802 2,049 (4,513) (2,606) 12,752 Total 60,653 (141) (2,172) 2,633 9,558 (14,623) (5,799) 50,109 Balance at Acquisition / Closing balance Consolidated 3 Stages Derecognition 12/31/2020 (Settlement) 09/30/2021 Individuals 255,483 (8,326) 56,572 303,729 Corporate 134,521 (129) (5,867) 128,525 Micro / Small and medium companies 121,955 (1,655) 19,068 139,368 Foreign loans—Latin America 202,145 (4,513) 2,810 200,442 Total (2) 714,104 (14,623) 72,583 772,064 (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) Comprises R$ 26,057 pegged to Libor. Reconciliation of gross portfolio of loan and lease operations, segregated by stages: Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 1 Derecognition 12/31/2019 Stage 2 Stage 3 (1) the Stage 2 the Stage 3 (Settlement) 12/31/2020 Individuals 199,907 (32,363) (1,779) 10,186 38—23,169 199,158 Corporate 91,448 (2,822) (82) 996 299—33,826 123,665 Micro / Small and medium companies 77,722 (14,370) (1,501) 4,827 875—29,231 96,784 Foreign loans—Latin America 132,812 (12,793) (2,456) 3,229 47—46,762 167,601 Total 501,889 (62,348) (5,818) 19,238 1,259—132,988 587,208 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 2 Derecognition 12/31/2019 Stage 1 Stage 3 the Stage 1 the Stage 3 (Settlement) 12/31/2020 Individuals 19,070 (10,186) (7,158) 32,363 964—(4,260) 30,793 Corporate 911 (996) (370) 2,822 51—375 2,793 Micro / Small and medium companies 7,225 (4,827) (2,193) 14,370 483—907 15,965 Foreign loans—Latin America 14,714 (3,229) (11,998) 12,793 834—3,578 16,692 Total 41,920 (19,238) (21,719) 62,348 2,332—600 66,243 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 3 Derecognition 12/31/2019 Stage 1 Stage 2 the Stage 1 the Stage 2 (Settlement) 12/31/2020 Individuals 21,513 (38) (964) 1,779 7,158 (11,764) 7,848 25,532 Corporate 8,430 (299) (51) 82 370 570 (1,039) 8,063 Micro / Small and medium companies 5,786 (875) (483) 1,501 2,193 (1,836) 2,920 9,206 Foreign loans—Latin America 6,253 (47) (834) 2,456 11,998 (608) (1,366) 17,852 Total 41,982 (1,259) (2,332) 5,818 21,719 (13,638) 8,363 60,653 Balance at Acquisition / Closing balance Consolidated 3 Stages Derecognition 12/31/2019 (Settlement) 12/31/2020 Individuals 240,490 (11,764) 26,757 255,483 Corporate 100,789 570 33,162 134,521 Micro / Small and medium companies 90,733 (1,836) 33,058 121,955 Foreign loans—Latin America 153,779 (608) 48,974 202,145 Total (2) 585,791 (13,638) 141,951 714,104 (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) Comprises R$ 40,454 pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 67

c) Expected credit loss Reconciliation of expected credit loss of loans and lease operations, segregated by stages: Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Closing balance Stage 1 Derecognition 12/31/2020 Stage 2 Stage 3 (1) Stage 2 Stage 3 Reversal 09/30/2021 Individuals (5,403) 990 130 (442) — (1,295) (6,020) Corporate (740) 32 3 (50) (2)—(19) (776) Micro / Small and medium companies (1,273) 430 46 (348) (34)—(271) (1,450) Foreign loans—Latin America (2,389) 185 9 (157) (36)—(60) (2,448) Total (9,805) 1,637 188 (997) (72)—(1,645) (10,694) Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Closing balance Stage 2 Derecognition 12/31/2020 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 09/30/2021 Individuals (3,255) 442 1,879 (990) (55)—(1,661) (3,640) Corporate (1,261) 50 26 (32) (6)—216 (1,007) Micro / Small and medium companies (1,337) 348 523 (430) (91)—(292) (1,279) Foreign loans—Latin America (2,029) 157 390 (185) (233)—(24) (1,924) Total (7,882) 997 2,818 (1,637) (385)—(1,761) (7,850) Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Closing balance Stage 3 Derecognition 12/31/2020 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 09/30/2021 Individuals (12,472)—55 (130) (1,879) 8,326 (5,426) (11,526) Corporate (5,952) 2 6 (3) (26) 129 2,354 (3,490) Micro / Small and medium companies (3,759) 34 91 (46) (523) 1,655 (1,622) (4,170) Foreign loans—Latin America (8,452) 36 233 (9) (390) 4,513 65 (4,004) Total (30,635) 72 385 (188) (2,818) 14,623 (4,629) (23,190) Balance at (Increase) / Closing balance Consolidated 3 Stages Derecognition 12/31/2020 Reversal at 09/30/2021 (2) Individuals (21,130) 8,326 (8,382) (21,186) Corporate (7,953) 129 2,551 (5,273) Micro / Small and medium companies (6,369) 1,655 (2,185) (6,899) Foreign loans—Latin America (12,870) 4,513 (19) (8,376) Total (48,322) 14,623 (8,035) (41,734) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) Comprises Expected Credit Loss for Financial Guarantees R$ (859) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,769) (R$ (3,485) at 12/31/2020). Reconciliation of expected credit loss of loans and lease operations, segregated by stages: Closing Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Stage 1 Derecognition balance 12/31/2019 Stage 2 Stage 3 (1) Stage 2 Stage 3 Reversal 12/31/2020 Individuals (5,215) 1,541 197 (525) — (1,401) (5,403) Corporate (506) 205 3 (180) (17)—(245) (740) Micro / Small and medium companies (1,092) 698 90 (306) (41)—(622) (1,273) Foreign loans—Latin America (1,353) 275 513 (104) (12)—(1,708) (2,389) Total (8,166) 2,719 803 (1,115) (70)—(3,976) (9,805) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Stage 2 Derecognition balance 12/31/2019 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 12/31/2020 Individuals (2,811) 525 2,872 (1,541) (69)—(2,231) (3,255) Corporate (91) 180 63 (205) (9)—(1,199) (1,261) Micro / Small and medium companies (890) 306 550 (698) (92)—(513) (1,337) Foreign loans—Latin America (2,765) 104 2,084 (275) (218)—(959) (2,029) Total (6,557) 1,115 5,569 (2,719) (388)—(4,902) (7,882) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Stage 3 Derecognition balance 12/31/2019 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 12/31/2020 Individuals (11,427)—69 (197) (2,872) 11,764 (9,809) (12,472) Corporate (6,288) 17 9 (3) (63) (570) 946 (5,952) Micro / Small and medium companies (2,567) 41 92 (90) (550) 1,836 (2,521) (3,759) Foreign loans—Latin America (2,503) 12 218 (513) (2,084) 608 (4,190) (8,452) Total (22,785) 70 388 (803) (5,569) 13,638 (15,574) (30,635) Closing Balance at (Increase) / Consolidated 3 Stages Derecognition balance at 12/31/2019 Reversal (2) (3) 12/31/2020 Individuals (19,453) 11,764 (13,441) (21,130) Corporate (6,885) (570) (498) (7,953) Micro / Small and medium companies (4,549) 1,836 (3,656) (6,369) Foreign loans—Latin America (6,621) 608 (6,857) (12,870) Total (37,508) 13,638 (24,452) (48,322) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a). (3) Comprises expected credit loss for Financial Guarantees R$ (907) (R$ (837) at 12/31/2019) and Loan Commitments R$ (3,485) (R$ (3,303) at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 68

0 d) Lease operations—Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 09/30/2021 12/31/2020 Payments Future financial Present Payments Future financial Present receivable income value receivable income value Current 2,864 (592) 2,272 2,277 (597) 1,680 Up to 1 year 2,864 (592) 2,272 2,277 (597) 1,680 Non-current 9,230 (2,785) 6,445 10,553 (2,956) 7,597 From 1 to 2 years 1,684 (442) 1,242 1,809 (472) 1,337 From 2 to 3 years 1,372 (365) 1,007 1,424 (398) 1,026 From 3 to 4 years 1,045 (300) 745 1,153 (337) 816 From 4 to 5 years 851 (256) 595 930 (289) 641 Over 5 years 4,278 (1,422) 2,856 5,237 (1,460) 3,777 Total 12,094 (3,377) 8,717 12,830 (3,553) 9,277 Financial lease revenues are composed of: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Financial Income 177 151 539 475 Variable payments 3 10 8 31 Total 180 161 547 506 e) Operations of securitization or transfer and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 09/30/2021 12/31/2020 Nature of operation Assets Liabilities (*) Assets Liabilities (*) Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 258 257 255 254 349 366 347 362 Working capital 832 832 827 827 1,297 1,299 1,310 1,312 Total 1,090 1,089 1,082 1,081 1,646 1,665 1,657 1,674 (*) Under Other liabilities. From 01/01 to 09/30/2021 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 657, net of the Allowance for Loan Losses (R$ 157 from 01/01 to 09/30/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 69

Note 11—Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING: 09/30/2021 01/01 to 09/30/2021 Equity in Other comprehensive Investment Total Income earnings income Associates (1) 5,912 1,053 (48) 1,005 Joint ventures (2) 225 (58)—(58) Total 6,137 995 (48) 947 12/31/2020 01/01 to 09/30/2020 Equity in Other comprehensive Investment Total Income earnings income Associates (1) 15,344 1,104 (24) 1,080 Joint ventures (2) 226 (130)—(130) Total 15,570 974 (24) 950 (1) At 09/30/2021, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (52.64% total capital and 42.37% voting capital, 52.65% total capital and 42.42% voting capital at 12/31/2020); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2020); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2020); Gestora de Inteligência de Crédito S.A. (20% total and voting capital; 20% at 12/31/2020), Compañia Uruguaya de Medios de Procesamiento S.A. (29.24% total and voting capital; 31.47% at 12/31/2020); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2020); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2020) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2020). At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 3) (41% total capital and 29.32% voting capital at 12/31/2020). As from April 20, 2020, ITAÚ UNIBANCO HOLDING does not exercise significant influence on IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value through Other Comprehensive Income. (2) At 09/30/2021, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2020); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2020) and includes result not arising from subsidiaries’ net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 70

Note 12 – Lease Operations—Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 09/30/2021, total cash outflow with lease amounted to R$ 1,040 and lease agreements in the amount of R$ 224 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 09/30/2021 12/31/2020 Up to 3 months 337 333 3 months to 1 year 983 945 From 1 to 5 years 3,564 2,830 Over 5 years 1,757 1,930 Total Financial Liability 6,641 6,038 Lease amounts recognized in the Consolidated Statement of Income: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Sublease revenues 4—12 6 Depreciation expenses (306) (162) (924) (799) Interest expenses (58) (42) (201) (160) Lease expenses for low value assets (22) (23) (60) (66) Variable expenses not include in lease liabilities (16) (17) (51) (50) Total (398) (244) (1,224) (1,069) In the period from 01/01 to 09/30/2021 and 01/01 to 09/30/2020, there was no impairment adjustment. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 71

Note 13—Fixed assets 09/30/2021 (1) Annual Fixed Assets depreciation Cost Depreciation Impairment Residual rates Real estate 7,398 (3,866) (110) 3,422 Land—1,124 — 1,124 Buildings and Improvements 4% to 10% 6,274 (3,866) (110) 2,298 Other fixed assets 13,879 (10,381) (37) 3,461 Installations and furniture 10% to 20% 3,319 (2,420) (10) 889 Data processing systems 20% to 50% 8,460 (6,779) (27) 1,654 Other (2) 10% to 20% 2,100 (1,182)—918 Total 21,277 (14,247) (147) 6,883 (1) The contractual commitments for purchase of the fixed assets totaled R$ 12, achievable by 2024 (Note 32b 3.2—Off balance commitments). (2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment. 12/31/2020 (1) Annual Fixed Assets depreciation Cost Depreciation Impairment Residual rates Real estate 7,106 (3,735) (115) 3,256 Land—1,102 — 1,102 Buildings and Improvements 4% to 10% 6,004 (3,735) (115) 2,154 Other fixed assets 13,492 (9,779) (32) 3,681 Installations and furniture 10% to 20% 3,248 (2,271) (5) 972 Data processing systems 20% to 50% 8,274 (6,400) (27) 1,847 Other (2) 10% to 20% 1,970 (1,108)—862 Total 20,598 (13,514) (147) 6,937 (1) The contractual commitments for purchase of the fixed assets totaled R$ 36, achievable by 2024 (Note 32b 3.2—Off balance commitments). (2) Others refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 72

Note 14—Goodwill and Intangible assets Intangible assets Goodwill and Association for the intangible from promotion and offer Software Acquired Internally developed Other intangible Total acquisition of financial products software assets (1) and services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2020 13,959 2,822 6,484 7,664 3,274 34,203 Acquisitions (4)—5 595 2,389 3,189 6,178 Rescissions / disposals (11)—(38) (11) (160) (220) Exchange variation (724) (103) (188)—(18) (1,033) Other (3) (12) (12) 57 (2)—31 Balance at 09/30/2021 13,212 2,712 6,910 10,040 6,285 39,159 Amortization Balance at 12/31/2020—(1,347) (3,680) (3,288) (1,410) (9,725) Amortization expense (2)—(82) (616) (746) (417) (1,861) Rescissions / disposals — 4 10 138 152 Exchange variation—45 94—5 144 Other (3)—10 (38) — (28) Balance at 09/30/2021—(1,374) (4,236) (4,024) (1,684) (11,318) Impairment (Note 2.4h) Balance at 12/31/2020 (5,772) (789) (204) (383)—(7,148) Increase ——(428)—(428) Disposals — 33 — 33 Exchange variation 441 50 ——491 Balance at 09/30/2021 (5,331) (739) (171) (811)—(7,052) Book value Balance at 09/30/2021 7,881 599 2,503 5,205 4,601 20,789 (1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (469) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23). (3) Includes the total amount of R$ 26 related to the hyperinflationary adjustment for Argentina. (4) Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 73

Intangible assets Goodwill and Association for the intangible from promotion and offer Internally developed Other intangible Total acquisition Software Acquired (1) of financial products software assets and services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Acquisitions 287—795 1,968 541 3,591 Rescissions / disposals — (1,121) (20) (137) (1,278) Exchange variation 2,514 320 901—232 3,967 Other (3)—(16) 10—(333) (339) Balance at 12/31/2020 13,959 2,822 6,484 7,664 3,274 34,203 Amortization Balance at 12/31/2019—(1,057) (3,206) (2,497) (1,242) (8,002) Amortization expense (2)—(174) (825) (779) (457) (2,235) Rescissions / disposals — 834—136 970 Exchange variation—(126) (451)—(174) (751) Other (3)—10 (32) (12) 327 293 Balance at 12/31/2020—(1,347) (3,680) (3,288) (1,410) (9,725) Impairment (Note 2.4h) Balance at 12/31/2019 — (171) (370)—(541) Incresase (5,772) (789) (33) (13)—(6,607) Disposals — — — Balance at 12/31/2020 (5,772) (789) (204) (383)—(7,148) Book value Balance at 12/31/2020 8,187 686 2,600 3,993 1,864 17,330 (1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (594) (R$ (519) from 01/01 to 12/31/2019) are disclosed in the General and administrative expenses (Note 23). (3) Includes the total amount of R$ 17 related to the hyperinflationary adjustment for Argentina. Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 3,375 (R$ 3,606 at 12/31/2020). ITAÚ UNIBANCO HOLDING recognized at June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú CorpBanca, in the amounts of R$ 5,772 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025. The adjustment to recoverable amount results from economic conditions at June 30, 2020, of Itaú CorpBanca’s market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate. Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 74

Note 15—Deposits 09/30/2021 12/31/2020 Current Non-current Total Current Non-current Total Interest-bearing deposits 330,929 339,923 670,852 376,139 297,995 674,134 Savings deposits 187,562—187,562 179,470—179,470 Interbank deposits 2,974 329 3,303 3,185 245 3,430 Time deposits 140,393 339,594 479,987 193,484 297,750 491,234 Non-interest bearing deposits 147,882—147,882 134,876—134,876 Demand deposits 147,389—147,389 134,805—134,805 Other deposits 493—493 71—71 Total 478,811 339,923 818,734 511,015 297,995 809,010 Note 16 – Financial liabilities designated at fair value through profit or loss 09/30/2021 12/31/2020 Current Non-current Total Current Non-current Total Structured notes Debt securities 16 99 115 11 132 143 Total 16 99 115 11 132 143 The effect of credit risk of these instruments is not significant at 09/30/2021 and 12/31/2020. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 75

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 09/30/2021 12/31/2020 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collateral 91,793 246 92,039 45,961 564 46,525 Government securities 96.5% of CDI to 6.15% 65,488—65,488 22,088—22,088 Corporate securities 45% of CDI to 87% of CDI 24,445—24,445 20,773—20,773 Own issue 100.5% of CDI to 16.40% 1 20 21 1,965 20 1,985 Foreign 0.06% to 29.00% 1,859 226 2,085 1,135 544 1,679 Assets received as collateral 5.75% to 6.15% 117,045—117,045 151,370—151,370 Right to sell or repledge the collateral 0.15% to 10.0% 11,446 46,136 57,582 27,851 47,618 75,469 Total 220,284 46,382 266,666 225,182 48,182 273,364 b) Interbank market funds 09/30/2021 12/31/2020 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial bills 100% of CDI to 100% of IGPM 23,085 6,656 29,741 21,898 21,691 43,589 Real estate credit bills 2.23% to 100% of IPCA + 3.70% 4,427 3,469 7,896 2,600 1,605 4,205 Agribusiness credit bills 2.50% to 11.60% 5,800 5,782 11,582 10,166 4,119 14,285 Guaranteed real estate bills 95% of CDI to 100% of IPCA + 5.22% 1,126 21,882 23,008 437 10,592 11,029 Import and export financing 0% to 13.48% 58,804 23,990 82,794 56,148 15,322 71,470 On-lending-domestic 0% to 17% 4,088 6,521 10,609 3,672 7,785 11,457 Total (*) 97,330 68,300 165,630 94,921 61,114 156,035 (*) Comprises R$ 33,272 (R$ 34,372 at 12/31/2020) pegged to Libor. Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 09/30/2021 12/31/2020 Interest rate (p.a.) Non- Non- Current Total Current Total current current Subordinated debt LIB to 100% of IGPM + 4.63% 24,050 54,946 78,996 12,125 62,791 74,916 Foreign loans through securities -3.17% to 34.16% 6,039 53,636 59,675 6,636 55,797 62,433 Funding from structured operations certificates (1) 143 454 959 0.11% to 100% of IPCA + 3.55% 597 578 381 Total 30,232 109,036 139,268 19,339 118,969 138,308 (1) The fair value of funding from structured operations certificates issued is R$ 624 (R$ 1,018 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 76

d) Subordinated debt, including perpetual debts Principal amount Name of security / currency Issue Maturity Return p.a. 09/30/2021 12/31/2020 (original currency) Subordinated financial bills—BRL 6 2011 2021 109.25% to 110.5% of CDI—14 2,313 2012 2022 IPCA + 5.15% to 5.83% 6,094 5,484 20 2012 2022 IGPM + 4.63% 43 38 2,146 2019 Perpetual 114% of SELIC 2,142 2,143 935 2019 Perpetual SELIC + 1.17% to 1.19% 955 963 50 2019 2028 CDI + 0.72% 156 52 2,281 2019 2029 CDI + 0.75% 2,351 2,379 450 2020 2029 CDI + 2% 470 452 106 2020 2030 IPCA + 4.64% 120 109 1,556 2020 2030 CDI + 2% 1,625 1,562 5,488 2021 2031 CDI + 2% 5,521—Total 19,477 13,196 Subordinated euronotes—USD 1,000 2010 2021 5.75%—5,361 1,042 2011 2021 5.75% to 6.2% 5,763 3,891 550 2012 2021 6.2%—2,858 2,606 2012 2022 5.5% to 5.65% 14,245 13,839 1,854 2012 2023 5.13% 10,276 9,762 1,250 2017 Perpetual 6.12% 6,923 6,510 750 2018 Perpetual 6.5% 4,088 3,967 749 2019 2029 4.5% 4,142 3,915 699 2020 Perpetual 4.6% 3,821 3,696 500 2021 2031 3.9% 2,759—Total 52,017 53,799 Subordinated bonds—CLP 27,776 1997 2022 7.45% to 8.30% 53 74 180,351 2008 2033 3.50% to 4.92% 1,417 1,515 97,962 2009 2035 4.75% 1,064 1,135 1,060,250 2010 2032 4.35% 104 111 1,060,250 2010 2035 3.90% to 3.96% 240 255 1,060,250 2010 2036 4.48% 1,143 885 1,060,250 2010 2038 3.9% 833 1,215 1,060,250 2010 2040 4.15% to 4.29% 641 682 1,060,250 2010 2042 4.45% 313 332 57,168 2014 2034 3.8% 408 434 Total 6,216 6,638 Subordinated bonds—COP 104,000 2013 2023 IPC + 2% 150 160 146,000 2013 2028 IPC + 2% 211 224 648,171 2014 2024 LIB 925 899 Total 1,286 1,283 Total 78,996 74,916 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 77

Note 18—Other assets and liabilities a) Other assets 09/30/2021 12/31/2020 Financial 88,231 93,261 At Amortized Cost 88,116 93,255 Receivables from credit card issuers 46,721 43,511 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 12,499 12,693 Trading and intermediation of securities 18,928 28,254 Income receivable 3,177 2,979 Operations without credit granting characteristics, net of provisions 3,840 3,476 Insurance and reinsurance operations 1,526 1,322 Net amount receivables from reimbursement of provisions (Note 29d) 871 919 Deposits in guarantee of fund raisings abroad 540 101 Other 14—At Fair Value Through Profit or Loss 115 6 Other financial assets 115 6 Non-financial 17,212 15,773 Sundry foreign 1,815 717 Prepaid expenses 4,920 4,404 Sundry domestic 2,918 2,555 Assets of post-employment benefit plans (Note 26e) 573 585 Lease right-of-use 4,945 4,908 Other 2,041 2,604 Current 84,992 89,632 Non-current 20,451 19,402 b) Other liabilities 09/30/2021 12/31/2020 Financial 121,597 118,929 At Amortized Cost 121,498 118,924 Credit card operations 96,043 92,580 Trading and intermediation of securities 14,169 15,121 Foreign exchange portfolio 725 859 Lease liabilties 5,173 5,069 Other 5,388 5,295 At Fair Value Through Profit or Loss 99 5 Other financial liabilities 99 5 Non-financial 52,834 38,511 Funds in transit 23,816 16,071 Charging and collection of taxes and similar 8,987 339 Social and statutory 4,739 6,759 Deferred income 3,399 3,201 Sundry domestic 2,489 3,023 Personnel provision 2,883 1,900 Provision for sundry payments 2,205 2,576 Obligations on official agreements and rendering of payment services 1,005 1,326 Liabilities from post-employment benefit plans (Note 26e) 2,065 2,083 Other 1,246 1,233 Current 165,553 147,993 Non-current 8,878 9,447 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 78

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 09/30/2021 Number Amount Common Preferred Total Residents in Brazil at 12/31/2020 4,929,824,2811,820,159,657 6,749,983,938 66,885 Residents abroad at 12/31/2020 28,466,078 3,025,685,332 3,054,151,410 30,263 Shares of capital stock at 12/31/2020 4,958,290,3594,845,844,989 9,804,135,348 97,148 Shares of capital stock at 09/30/2021 (2) 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Residents in Brazil at 09/30/2021 4,935,060,3041,766,272,129 6,701,332,433 62,015 Residents abroad at 09/30/2021 23,230,0553,079,572,860 3,102,802,915 28,714 Treasury shares at 12/31/2020 (1)—41,678,452 41,678,452 (907) Result from delivery of treasury shares—(17,430,255) (17,430,255) 379 Treasury shares at 09/30/2021 (1)—24,248,197 24,248,197 (528) Outstanding shares at 09/30/2021 4,958,290,359 4,821,596,792 9,779,887,151 Outstanding shares at 12/31/2020 4,958,290,3594,804,166,537 9,762,456,896 12/31/2020 Number Amount Common Preferred Total Residents in Brazil at 12/31/2019 4,931,023,4161,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,9433,180,187,657 3,207,454,600 31,782 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 12/31/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2020 4,929,824,2811,820,159,657 6,749,983,938 66,885 Residents abroad at 12/31/2020 28,466,0783,025,685,332 3,054,151,410 30,263 Treasury shares at 12/31/2019 (1)—58,533,585 58,533,585 (1,274) Result from delivery of treasury shares—(16,855,133) (16,855,133) 367 Treasury shares at 12/31/2020 (1)—41,678,452 41,678,452 (907) Outstanding shares at 12/31/2020 4,958,290,359 4,804,166,537 9,762,456,896 Outstanding shares at 12/31/2019 4,958,290,3594,787,311,404 9,745,601,763 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) Partial spin-off (Note 3). Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares. 09/30/2021 Cost / market value Common Preferred Average cost—21.76 Market value at 09/30/2021 27.00 28.93 12/31/2020 Cost / market value Common Preferred Average cost—21.76 Market value at 12/31/2020 27.93 31.63 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 79

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. On October 14, 2021, ITAÚ UNIBANCO HOLDING approved the payment of interest on capital, replacing the monthly dividend for November and December, in the net amount of R$ 0.015 per share, having as calculation basis the final ownership position registered on October 29, 2021 and November 30, 2021. Additionally, the payment of interest on supplementary capital was also approved, in the net amount of R$ 0.224868 per share, resulting in the total amount of R$ 2,199 million to be distributed net of taxes, of which R$ 919 million has already been provided for on September 30, 2021. l—Calculation of dividends and interest on capital 09/30/2021 09/30/2020 Statutory net income 18,516 11,325 Adjustments: (-) Legal reserve—5% (926) (566) Dividend calculation basis 17,590 10,759 Minimum mandatory dividend—25% 4,398 2,690 Dividends and Interest on Capital Paid / Accrued 4,398 2,690 ll—Stockholders’ compensation 09/30/2021 Gross value WHT (With Value Net per share (R$) holding tax) Paid / Prepaid 3,713 (381) 3,332 Dividends—8 monthly installments paid from February to September 2021 0.0150 1,173—1,173 Interest on capital—paid on 08/26/2021 0.2207 2,540 (381) 2,159 Accrued (Recorded in Other Liabilities—Social and Statutory) 1,229 (163) 1,066 Dividends—1 monthly installment paid on 10/01/2021 0.0150 147—147 Interest on capital 0.0940 1,082 (163) 919 Total from 01/01 to 09/30/2021 4,942 (544) 4,398 09/30/2020 Gross value WHT (With Value Net per share (R$) holding tax) Paid / Prepaid 1,688 (78) 1,610 Dividends—8 monthly installments paid from February to September 2020 0.0150 1,171—1,171 Interest on capital—paid on 08/26/2020 0.0450 517 (78) 439 Accrued (Recorded in Other Liabilities—Social and Statutory) 1,080—1,080 Dividends—1 monthly installment paid on 10/01/2020 0.0150 146—146 Dividends 0.0956 934—934 Total from 01/01 to 09/30/2020 2,768 (78) 2,690 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 80

c) Capital reserves and profit reserves 09/30/2021 12/31/2020 Capital reserves 2,121 2,326 Premium on subscription of shares 284 284 Share-based payment 1,833 2,038 Reserves from tax incentives, restatement of equity securities and other 4 4 Profit reserves 59,866 47,347 Legal (1) 13,200 12,274 Statutory (2)(3) 58,183 46,590 Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) Total reserves at parent company 61,987 49,673 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Includes R$ 1,410 refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Income 01/01 to 01/01 to 09/30/2021 12/31/2020 09/30/2021 09/30/2020 Itaú CorpBanca 9,526 9,891 912 (3,305) Itaú CorpBanca Colômbia S.A. 486 491 31 26 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 688 580 108 123 Luizacred S.A. Soc. Cred. Financiamento Investimento 469 385 84 76 Other 187 185 55 40 Total 11,356 11,532 1,190 (3,040) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 81

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Partner Plan (37) (55) (89) (152) Share-based plan (95) (98) (287) (298) Total (132) (153) (376) (450) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 09/30/2021 09/30/2020 Quantity Quantity Opening balance 36,291,760 39,305,211 New 8,094,693 10,473,405 Delivered (11,652,700) (11,408,109) Cancelled (2,231,366) (851,468) Closing balance 30,502,387 37,519,039 Weighted average of remaining contractual life (years) 2.05 1.95 Market value weighted average (R$) 20.27 23.37 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 82

II—Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 09/30/2021 09/30/2020 Quantity Quantity Opening balance 27,407,231 20,220,934 New 14,805,132 13,676,575 Delivered (10,814,168) (10,574,321) Cancelled (1,398,953) (219,742) Closing balance 29,999,242 23,103,446 Weighted average of remaining contractual life (years) 1.28 1.15 Market value weighted average (R$) 28.61 33.52 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 83

Note 21—Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss a) Interest and similar income 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Compulsory deposits in the Central Bank of Brazil 1,020 442 2,086 1,842 Interbank deposits 214 330 617 968 Securities purchased under agreements to resell 2,329 1,560 6,100 8,426 Financial assets at fair value through other comprehensive income 5,150 3,931 11,898 14,187 Financial assets at amortized cost 1,145 1,072 3,300 2,637 Loan operations 27,832 18,621 65,760 62,093 Other financial assets (229) 119 (144) (97) Total 37,461 26,075 89,617 90,056 b) Interest and similar expense 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Deposits (4,816) (4,182) (12,054) (13,727) Securities sold under repurchase agreements (2,039) (1,207) (4,795) (8,267) Interbank market funds (11,524) (3,283) (17,904) (33,014) Institutional market funds (2,249) (1,933) (6,603) (6,168) Financial expense from technical provisions for insurance and private pension 437 (1,318) (3,098) (1,755) Other (8) 91 (16) 12 Total (20,199) (11,832) (44,470) (62,919) c) Income of financial assets and liabilities at fair value through profit or loss 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Securities (742) 2,163 3,381 5,934 Derivatives (*) 5,989 (967) 8,060 (5,705) Financial assets designated at fair value through profit or loss (390) (152) (421) (535) Other financial assets at fair value through profit or loss 271—209 -Financial liabilities at fair value through profit or loss (272)—(200)—Financial liabilities designated at fair value 11 3 8 57 Total 4,867 1,047 11,037 (249) (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 09/30/2021, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 1,003 of Expected Losses (R$ (632) at 09/30/2020) with reversal of R$ 1 for Financial Assets – Fair Value through Other Comprehensive Income (R$ (29) at 09/30/2020) and reversal of R$ 1,002 for Financial Assets – Amortized Cost (R$ (603) at 09/30/2020). Note 22—Commissions and Banking Fees 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Credit and debit cards 4,032 3,371 11,270 10,038 Current account services 1,969 2,009 5,772 6,005 Asset management 1,931 1,704 5,342 5,203 Funds 1,792 1,543 4,870 4,734 Consortia 139 161 472 469 Credit operations and financial guarantees provided 650 570 1,857 1,700 Credit operations 350 235 974 683 Financial guarantees provided 300 335 883 1,017 Collection services 516 484 1,506 1,395 Advisory services and brokerage 949 827 2,842 2,076 Custody services 152 150 449 422 Other 663 551 1,889 1,553 Total 10,862 9,666 30,927 28,392 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 84

Note 23—General and administrative expenses 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Personnel expenses (6,743) (6,318) (20,985) (18,344) Compensation (2,578) (2,664) (7,627) (7,500) Employees’ profit sharing (1,438) (974) (3,987) (2,936) Welfare benefits (1,100) (1,009) (3,248) (3,012) Provision for labor claims and dismissals (614) (742) (3,320) (2,199) Payroll charges (942) (837) (2,640) (2,421) Share-based payment (Note 20) (37) (55) (89) (152) Training (31) (19) (64) (61) Other (3) (18) (10) (63) Administrative expenses (4,067) (4,008) (11,483) (12,490) Third party services, Financial services expenses, Security and Transportation (1,808) (1,764) (5,293) (5,087) Data processing and telecommunications (992) (985) (2,903) (2,862) Installations (424) (620) (1,213) (1,569) Advertising, promotions and publicity (438) (242) (873) (730) Materials (123) (55) (315) (243) Travel expenses (11) (8) (28) (73) Other (1) (271) (334) (858) (1,926) Depreciation and Amortization (1,208) (1,105) (3,776) (3,553) Other expenses (2,858) (2,594) (9,520) (12,829) Selling—credit cards (1,348) (948) (3,660) (3,134) Claims losses (291) (170) (759) (580) Loss on sale of other assets, fixed assets and investments in associates and joint (5) (67) (107) (303) ventures Provision for lawsuits civil (Note 29) (289) (332) (782) (754) Provision for tax and social security lawsuits 186 (116) 202 308 Refund of interbank costs (94) (66) (257) (194) Impairment (2)—(5) (428) (5,911) Other (1,017) (890) (3,729) (2,261) Total (14,876) (14,025) (45,764) (47,216) (1) At 09/30/2020 comprises R$ (1,047) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 33a). (2) At 09/30/2020 comprises the effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 85

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income (1) 25.00% (1) Law No. 14,183/21 (conversion of Provisional Measure (MP) No. 1,034/21): published on July 15, 2021, sets forth the increase in the rate of Social Contribution on Net Income of banks, which increased to 25%. For insurance, capitalization and other financial companies, it increased to 20% and for non-financial companies it remained at 9%. The increase in rate will be applied as from July 1 to December 31, 2021. a) Expenses for taxes and contributions Breakdown of income tax and social contribution calculation on net income: 07/01 to 07/01 to 01/01 to 01/01 to Due on operations for the period 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Income / (loss) before income tax and social contribution 9,436 4,861 31,959 (8,661) Charges (income tax and social contribution) at the rates in effect (1) (4,718) (2,187) (14,853) 3,897 Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 215 83 572 271 Foreign exchange variation on investments abroad 598 866 162 8,349 Interest on capital 431 710 1,557 2,119 Other nondeductible expenses net of non taxable income (2) 1,288 (1,626) 6,077 (23,398) Income tax and social contribution expenses (2,186) (2,154) (6,485) (8,762) Related to temporary differences Increase / (reversal) for the period (855) 2,392 (4,120) 24,297 (Expenses) / Income from deferred taxes (855) 2,392 (4,120) 24,297 Total income tax and social contribution expenses (3,041) 238 (10,605) 15,535 (1) It considers that in the first half of 2021 the current IRPJ and CSLL rate is equal to 45% and, in the third quarter of 2021, it is equal to 50%. (2) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 86

b) Deferred taxes I—The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2020 Increase 09/30/2021 Reversal Reflected in income 60,248 (20,954) 16,487 55,781 Provision for expected loss 27,933 (4,826) 4,249 27,356 Related to tax losses and social contribution loss carryforwards 5,528 (1,040) 640 5,128 Provision for profit sharing 1,903 (1,903) 1,629 1,629 Provision for devaluation of securities with permanent impairment 1,570 (858) 353 1,065 Provisions 5,845 (1,321) 1,589 6,113 Civil lawsuits 1,331 (445) 403 1,289 Labor claims 3,056 (819) 1,112 3,349 Tax and social security lawsuits 1,458 (57) 74 1,475 Legal obligations 774 (36) 73 811 Adjustments of operations carried out on the futures settlement market 52 (52) —Adjustment to Fair Value of Financial Assets—At Fair Value Through Profit 8,315 (8,315) 4,580 4,580 or Loss Provision relating to health insurance operations 356—5 361 Other 7,972 (2,603) 3,369 8,738 Reflected in stockholders’ equity 1,375 (376) 1,039 2,038 Adjustment to Fair Value of Financial Assets—At Fair Value Through Other 60—1,039 1,099 Comprehensive Income Cash flow hedge 758 (375)—383 Other 557 (1)—556 Total (1) (2) 61,623 (21,330) 17,526 57,819 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,670 and R$ 278, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2019 Increase 12/31/2020 Reversal Reflected in income 43,380 (12,631) 29,499 60,248 Provision for expected loss 22,860 (3,885) 8,958 27,933 Related to tax losses and social contribution loss carryforwards 2,585 (540) 3,483 5,528 Provision for profit sharing 2,162 (2,162) 1,903 1,903 Provision for devaluation of securities with permanent impairment 1,530 (877) 917 1,570 Provisions 6,208 (2,064) 1,701 5,845 Civil lawsuits 1,413 (547) 465 1,331 Labor claims 3,251 (1,338) 1,143 3,056 Tax and social security lawsuits 1,544 (179) 93 1,458 Legal obligations 723 (7) 58 774 Adjustments of operations carried out in futures settlement market 84 (84) 52 52 Adjustment to Fair Value of Financial Assets—At Fair Value Through Profit 738 (738) 8,315 8,315 or Loss Provision relating to health insurance operations 348—8 356 Other 6,142 (2,274) 4,104 7,972 Reflected in stockholders’ equity 2,354 (1,191) 212 1,375 Adjustment to Fair Value of Financial Assets—At Fair Value Through Other 766 (762) 56 60 Comprehensive Income Cash flow hedge 1,187 (429)—758 Other 401—156 557 Total (1) (2) 45,734 (13,822) 29,711 61,623 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively. (2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 87

II—The deferred tax liabilities and its changes are represented by: Realization / 12/31/2020 Increase 09/30/2021 reversal Reflected in income 4,853 (940) 392 4,305 Depreciation in excess finance lease 145 (2)—143 Adjustment of deposits in guarantee and provisions 1,404 (21) 17 1,400 Post-employment benefits 180 (36) 8 152 Adjustments of operations carried out on the futures settlement market 452 (452) 65 65 Adjustment to Fair Value of Financial Assets—At Fair Value Through Profit 136 (136) 55 55 or Loss Taxation of results abroad – capital gains 644 (77) 120 687 Other 1,892 (216) 127 1,803 Reflected in stockholders’ equity 608 (580) 94 122 Adjustment to Fair Value of Financial Assets—At Fair Value Through Other 601 (577) 94 118 Comprehensive Income Cash flow hedge 4 (3)—1 Post-employment benefits 3 — 3 Total (*) 5,461 (1,520) 486 4,427 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 53,670 and R$ 278, respectively. Realization / 12/31/2019 Increase 12/31/2020 reversal Reflected in income 6,610 (2,951) 1,194 4,853 Depreciation in excess finance lease 202 (57)—145 Adjustment of deposits in guarantee and provisions 1,531 (133) 6 1,404 Post-employment benefits 282 (111) 9 180 Adjustments of operations carried out on the futures settlement market 1,330 (1,330) 452 452 Adjustment to Fair Value of Financial Assets—At Fair Value Through Profit 1,149 (1,149) 136 136 or Loss Taxation of results abroad – capital gains 581—63 644 Other 1,535 (171) 528 1,892 Reflected in stockholders’ equity 1,268 (859) 199 608 Adjustment to Fair Value of Financial Assets—At Fair Value Through Other 1,228 (826) 199 601 Comprehensive Income Cash flow hedge 30 (26)—4 Post-employment benefits 10 (7)—3 Total (*) 7,878 (3,810) 1,393 5,461 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 56,583 and R$ 421, respectively. III—The estimate of realization and present value of deferred tax assets and deferred tax liabilities are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss % Total % liabilities differences taxes carryforwards 2021 6,499 12.3% 767 15.0% 7,266 12.6% (66) 1.5% 7,200 13.5% 2022 13,750 26.1% 842 16.3% 14,592 25.2% (165) 3.7% 14,427 27.0% 2023 14,007 26.6% 634 12.4% 14,641 25.4% (67) 1.5% 14,574 27.3% 2024 7,190 13.6% 635 12.4% 7,825 13.5% (53) 1.2% 7,772 14.6% 2025 2,800 5.3% 636 12.4% 3,436 5.9% (116) 2.6% 3,320 6.2% After 2025 8,445 16.1% 1,614 31.5% 10,059 17.4% (3,960) 89.5% 6,099 11.4% Total 52,691 100.0% 5,128 100.0% 57,819 100.0% (4,427) 100.0% 53,392 100.0% Present value (*) 48,276 4,610 52,886 (3,562) 49,324 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV—At 09/30/2021, deferred tax assets not accounted for correspond to R$ 1,892 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020). V—Due to the conversion of Provisional Measure (MP) No. 1,034 into Law 14,183/21, the balance of deferred tax assets includes the effect of R$ 599 caused by the increase in the rate of the Social Contribution on Net Income (from 20% to 25% for banks and from 15% to 20% for insurance and capitalization companies and other financial institutions) on the assets that will be realized until December 31, 2021. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 88

c) Tax liabilities 09/30/2021 12/31/2020 Taxes and contributions on income payable 4,396 2,878 Deferred tax liabilities (Note 24b II) 278 421 Other 2,495 2,411 Total 7,169 5,710 Current 6,534 4,819 Non-current 635 891 Note 25 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Net income attributable to owners of the parent company 6,076 4,732 20,164 9,914 Minimum non-cumulative dividends on preferred shares (106) (106) (106) (106) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 2,971 2,294 10,118 4,928 Preferred 2,890 2,223 9,831 4,771 Total net income available to equity owners: Common 3,080 2,403 10,227 5,037 Preferred 2,996 2,329 9,937 4,877 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,821,596,792 4,804,166,251 4,817,789,069 4,800,376,702 Basic earnings per share – R$ Common 0.62 0.49 2.06 1.02 Preferred 0.62 0.49 2.06 1.02 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Net income available to preferred equity owners 2,996 2,329 9,937 4,877 Dividends on preferred shares after dilution effects 15 11 39 17 Net income available to preferred equity owners considering preferred shares after the dilution effect 3,011 2,340 9,976 4,894 Net income available to ordinary equity owners 3,080 2,403 10,227 5,037 Dividend on preferred shares after dilution effects (15) (11) (39) (17) Net income available to ordinary equity owners considering preferred shares after the dilution effect 3,065 2,392 10,188 5,020 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,869,527,257 4,850,418,664 4,855,597,089 4,833,530,654 Preferred 4,821,596,792 4,804,166,251 4,817,789,069 4,800,376,702 Incremental as per share-based payment plans 47,930,465 46,252,413 37,808,020 33,153,952 Diluted earnings per share – R$ Common 0.62 0.48 2.05 1.01 Preferred 0.62 0.48 2.05 1.01 There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 89

Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plan: · Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined; · Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and · Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date. Below is a list of benefit plans and their modalities: Entity Benefit Plan Modality Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan Defined Benefit UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Fundação Itaú Unibanco – Previdência Itaucard Defined Benefit Plan Complementar—FIU Itaú Unibanco Main Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution Redecard Pension Plan Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Variable Contribution Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan FUNBEP – Fundo de Pensão Benefit Plan l Defined Benefit Multipatrocinado Benefit Plan ll Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 90

a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 09/30/2021 09/30/2020 Discount rate (1) 7.64% p.a. 7.64% p.a. Mortality table (2) AT-2000 AT-2000 Turnover (3) Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12% p.a. 4.00% to 7.12% p.a. Growth of the pension fund benefits 4.00% p.a. 4.00% p.a. Inflation 4.00% p.a. 4.00% p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – “Society of Actuaries”, by applying a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries—Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV—Promociones y Servicios S.A. de C.V.—are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.—Financial Risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.—Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.—Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 91

c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Types Fair value % Allocation 09/30/2021 12/31/2020 09/30/2021 12/31/2020 Fixed income securities 21,513 21,172 91.2% 91.2% Quoted in an active market 21,087 20,804 89.4% 89.6% Non quoted in an active market 426 368 1.8% 1.6% Variable income securities 1,418 1,387 6.1% 5.9% Quoted in an active market 1,406 1,378 6.0% 5.9% Non quoted in an active market 12 9 0.1% 0.0% Structured investments 122 82 0.5% 0.4% Non quoted in an active market 122 82 0.5% 0.4% Real estate 451 506 1.9% 2.2% Loans to participants 74 78 0.3% 0.3% Total 23,578 23,225 100.00% 100.0% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to group companies, with a fair value of R$ 371 (R$ 410 at 12/31/2020). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 92

e) Change in the net amount recognized in the balance sheet The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made. 09/30/2021 Other post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 23,225 (20,662) (3,642) (1,079) 1,454 (951) 503 (922) (1,498) Amounts recognized in income (1+2+3+4) 1,288 (1,181) (206) (99) 38 (54) (16) (51) (166) 1—Cost of current service—(39)—(39) — — (39) 2—Cost of past service — — — ——3—Net interest (1) 1,288 (1,142) (206) (60) 82 (54) 28 (51) (83) 4—Other expenses (2) — — (44)—(44)—(44) Amounts recognized in stockholders´ equity—other comprehensive income (5+6+7) (2) 12 2 12 — — 12 5—Effects on asset ceiling — 2 2 — — 2 6—Remeasurements—(2)—(2) — — (2) 7—Exchange variation (2) 14—12 — — 12 Other (8+9) (933) 996—63 ——97 160 8—Benefits paid (996) 996 — ——97 97 9—Contributions and investments from sponsor 63 — 63 — — 63 Amounts at end of the period 23,578 (20,835) (3,846) (1,103) 1,492 (1,005) 487 (876) (1,492) Amount recognized in Assets (Note 18a) 86 487—573 Amount recognized in Liabilities (Note 18b) (1,189)—(876) (2,065) 12/31/2020 Other post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 22,732 (19,659) (3,761) (688) 1,475 (849) 626 (967) (1,029) Amounts recognized in income (1+2+3+4) 1,731 (1,578) (287) (134) 20 (65) (45) (76) (255) 1—Cost of current service—(80)—(80) — — (80) 2—Cost of past service—(1)—(1) — — (1) 3—Net interest (1) 1,731 (1,497) (287) (53) 112 (65) 47 (76) (82) 4—Other expenses (2) — — (92)—(92)—(92) Amounts recognized in stockholders´ equity—other comprehensive income (5+6+7) (75) (669) 406 (338) (41) (37) (78) 6 (410) 5—Effects on asset ceiling — 406 406—(37) (37)—369 6—Remeasurements (113) (588)—(701) (41)—(41) 6 (736) Changes in demographic assumptions—(11)—(11) — — (11) Changes in financial assumptions—13—13 ——12 25 Experience of the plan (3) (113) (590)—(703) (41)—(41) (6) (750) 7—Exchange variation 38 (81)—(43) — — (43) Other (8+9) (1,163) 1,244—81 ——115 196 8—Benefits paid (1,244) 1,244 — ——115 115 9—Contributions and investments from sponsor 81 — 81 — — 81 Amounts at end of the period 23,225 (20,662) (3,642) (1,079) 1,454 (951) 503 (922) (1,498) Amount recognized in Assets (Note 18a) 82 503—585 Amount recognized in Liabilities (Note 18b) (1,161)—(922) (2,083) (1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (on 01/01/2020 the rate used was 7.64% p.a.). (2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans. (3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 93

f) Defined benefit contribution Estimated Contributions made contribution 2021 01/01 to 09/30/2021 01/01 to 09/30/2020 Retirement plan—FIU 47 26 28 Retiremente plan—FUNBEP 3 9 4 Total 50 35 32 g) Maturity profile of defined benefit liabilities Duration (*) 2021 2022 2023 2024 2025 2026 to 2030 Pension plan—FIU 11.65 882 915 949 985 1,021 5,595 Pension plan—FUNBEP 10.51 457 472 488 503 517 2,757 Other post-employment benefits 9.51 124 125 136 131 35 198 Total 1,463 1,512 1,573 1,619 1,573 8,550 (*) Average duration of plan´s actuarial liabilities. h) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV plans Other post-employment benefits Stockholders´ Stockholders´ Present value equity (Other Present value of equity (Other Main assumptions Income Income of liability Comprehensive liability Comprehensive Income) (*) Income) (*) Discount rate Increase by 0.5% (1,019)—346 (39)—39 Decrease by 0.5% 1,116—(533) 44—(44) Mortality table Increase by 5% (281)—94 (14)—14 Decrease by 5% 295—(99) 15—(15) Medical inflation Increase by 1% ——101—(101) Decrease by 1% ——(81)—81 (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 94

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance—SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income; · VGBL—Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income; and · FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG)—this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC)—recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 95

· Mathematical provisions for benefits granted (PMBC)—recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF)—it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR)—this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR)—recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV—Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Group Accident Insurance 31.7 34.1 14.9 10.5 Individual Accident Insurance 18.8 18.8 29.6 27.0 Credit Life Insurance 23.0 24.4 28.7 22.3 Random Events 23.3 23.6 32.9 33.0 Multiple Peril 43.1 45.0 25.3 60.1 Mortagage Insurance in Market Policies – Credit Life Insurance 20.3 20.4 33.3 19.5 Group Life 23.8 24.1 60.2 40.6 b) Revenues from insurance premiuns and private pension Premiums and contributions Main lines 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Group Accident Insurance 247 235 646 620 Individual Accident Insurance 44 41 138 145 Disability Savings Pension 61 64 183 195 PGBL 484 448 1,391 1,344 Credit Life Insurance 284 170 710 424 Random Events 51 48 145 149 Multiple Peril 141 92 393 253 Mortagage Insurance in Market Policies – Credit Life Insurance 112 85 312 248 Traditional 29 25 86 78 VGBL 1,749 1,936 5,364 6,191 Group Life 325 263 878 702 Other lines 199 175 545 483 Total 3,726 3,582 10,791 10,832 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 96

c) Technical provisions balances 09/30/2021 12/31/2020 Insurance Private Pension Total Insurance Private Pension Total Unearned premiums (PPNG) 2,713 11 2,724 2,298 12 2,310 Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC) 20 209,723 209,743 17 215,216 215,233 Redemptions and Other Unsettled Amounts (PVR) 19 479 498 16 332 348 Financial surplus (PEF) 1 671 672 2 655 657 Unsettled claims (PSL) 562 76 638 515 68 583 Claims / events incurred but not reported (IBNR) 326 26 352 294 22 316 Related Expenses (PDR) 29 94 123 29 88 117 Other provisions 131 1,540 1,671 132 1,304 1,436 Total 3,801 212,620 216,421 3,303 217,697 221,000 Current 2,905 687 3,592 2,537 526 3,063 Non-current 896 211,933 212,829 766 217,171 217,937 d) Change in technical provisions 09/30/2021 12/31/2020 Private Private Insurance Total Insurance Total pension pension Opening balance—01/01 3,303 217,697 221,000 3,688 214,646 218,334 (+) Additions arising from premiums / contributions 3,751 6,871 10,622 4,176 10,389 14,565 (-) Deferral due to elapsed risk (3,339)—(3,339) (4,221)—(4,221) (-) Payment of claims / benefits (1,197) (262) (1,459) (1,263) (364) (1,627) (+) Reported claims 1,212—1,212 1,322—1,322 (-) Redemptions—(12,530) (12,530)—(15,431) (15,431) (+/-) Net Portability—(2,256) (2,256)—563 563 (+) Adjustment of reserves and financial surplus 13 2,842 2,855 12 7,837 7,849 (+/-) Other (increase / reversal) 54 258 312 (190) 57 (133) (+/-) Corporate Reorganization 4—4 (221)—(221) Closing balance 3,801 212,620 216,421 3,303 217,697 221,000 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 97

V—Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 09/30/2021 12/31/2020 Opening Balance—01/01 496 495 Increase 956 1,089 Amortization (854) (1,088) Closing Balance 598 496 Balance to be amortized in up to 12 months 446 380 Balance to be amortized after 12 months 152 116 VI—Table of Claims Development The amounts shown in the tables express the position at 06/30/2021, since the actuarial calculations are made on a half-yearly basis: Provision for unsettled claims (PSL) 648 (-) IBNER 218 (-) Reinsurance 21 (-) Retrocession and other estimates (5) Liability claims presented in the claims development table (a + b) 414 The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims—net of reinsurance Occurrence date 06/30/2017 06/30/2018 06/30/2019 06/30/2020 06/30/2021 Total At the end of reporting period 872 866 1,046 1,181 1,426 After 1 year 937 993 1,049 1,187 After 2 years 984 999 1,051 After 3 years 985 996 After 4 years 979 Current estimate 979 996 1,051 1,187 1,426 Accumulated payments through base date 965 985 1,037 1,174 1,266 5,427 Liabilities recognized in the balance sheet 14 11 14 13 160 212 Liabilities in relation to prior periods 40 Total administratives claims 252 b) Judicial claims—net of reinsurance Occurrence date 06/30/2017 06/30/2018 06/30/2019 06/30/2020 06/30/2021 Total At the end of reporting period 24 14 21 14 16 After 1 year 30 34 35 28 After 2 years 55 42 46 After 3 years 61 53 After 4 years 68 Current estimate 68 53 46 28 16 Accumulated payments through base date 58 41 35 16 5 155 Liabilities recognized in the balance sheet 10 12 11 12 11 56 Liabilities in relation to prior periods 106 Total judicial claims 162 The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 98

VII—Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2021 and 2020. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 99

Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the book values and estimated fair values for financial instruments: 09/30/2021 12/31/2020 Book value Fair value Book value Fair value (*) Cash (a) 42,222 42,222 46,224 46,224 Financial assets 1,888,068 1,888,507 1,851,322 1,861,146 At Amortized Cost 1,310,289 1,310,728 1,275,799 1,285,623 Central Bank compulsory deposits (a) 99,341 99,341 90,059 90,059 Interbank deposits (b) 53,225 53,396 55,685 55,883 Securities purchased under agreements to resell (a) 190,708 190,708 239,943 239,943 Securities (c) 146,086 145,587 129,804 131,159 Loan and Financial Lease (d) 772,064 772,831 714,104 722,375 Other financial assets (e) 88,116 88,116 93,255 93,255 (-) Provision for Expected Loss (39,251) (39,251) (47,051) (47,051) At Fair Value Through Other Comprehensive Income 112,335 112,335 109,942 109,942 Securities (c) 112,335 112,335 109,942 109,942 At Fair Value Through Profit or Loss 465,444 465,444 465,581 465,581 Securities (c) 386,685 386,685 389,071 389,071 Derivatives (c) 78,644 78,644 76,504 76,504 Other financial assets 115 115 6 6 Financial liabilities 1,587,408 1,588,555 1,579,686 1,581,953 At Amortized Cost 1,511,796 1,512,943 1,495,641 1,497,908 Deposits (b) 818,734 818,660 809,010 808,965 Securities sold under repurchase agreements (a) 266,666 266,666 273,364 273,364 Interbank market funds (b) 165,630 165,694 156,035 156,106 Institutional market funds (b) 139,268 140,425 138,308 140,549 Other financial liabilities (e) 121,498 121,498 118,924 118,924 At Fair Value Through Profit or Loss 70,984 70,984 79,653 79,653 Derivatives (c) 70,770 70,770 79,505 79,505 Structured notes 115 115 143 143 Other financial liabilities 99 99 5 5 Provision for Expected Loss 4,628 4,628 4,392 4,392 Loan Commitments 3,769 3,769 3,485 3,485 Financial Guarantees 859 859 907 907 (*) In the period, the result of Derivatives, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 129,595 (R$ 110,410 at 12/31/2020) with an estimated fair value of R$ 240 (R$ 520 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 100

The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. · Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 101

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and corporate securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 102

Distribution by level The following table presents the breakdown of fair value hierarchy levels. 09/30/2021 12/31/2020 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Financial assets at fair value through profit or loss 286,402 93,963 2,675 383,040 312,572 70,791 1,968 385,331 Investment funds 798 16,586—17,384 576 13,628—14,204 Brazilian government securities 239,890 6,505—246,395 279,180 6,705—285,885 Government securities – other countries 6,566 — 6,566 8,210 — 8,210 Argentina 1,989 — 1,989 1,498 — 1,498 Chile 671 — 671 840 — 840 Colombia 1,285 — 1,285 3,603 — 3,603 United States 2,409 — 2,409 2,085 — 2,085 Italy 127 — 127 130 — 130 Mexico 20 — 20 5 — 5 Paraguay 4 — 4 3 — 3 Peru 7 — 7 5 — 5 Uruguay 54 — 54 41 — 41 Corporate securities 39,148 70,872 2,675 112,695 24,606 50,458 1,968 77,032 Shares 17,655 5,266—22,921 14,176 4,871—19,047 Rural product note—6,701 74 6,775—2,285 64 2,349 Bank deposit certificates—144—144—729—729 Real estate receivables certificates — 809 809 — 548 548 Debentures 16,716 44,918 1,775 63,409 7,962 20,625 1,350 29,937 Eurobonds and others 4,765—4 4,769 2,383 — 2,383 Financial bills—9,340 13 9,353—15,777 6 15,783 Promissory notes—3,707—3,707—5,616—5,616 Other 12 796—808 85 555—640 Other Financial Assets—115—115—6—6 Financial assets at fair value through other comprehensive income 110,817 1,518—112,335 108,018 1,924—109,942 Brazilian government securities 73,642 1,219—74,861 66,701 1,248—67,949 Government securities – other countries 31,850 — 31,850 34,402 — 34,402 Argentina 147 — 147 — — Chile 19,773 — 19,773 21,651 — 21,651 Colombia 2,359 — 2,359 3,986 — 3,986 United States 3,550 — 3,550 3,750 — 3,750 Mexico 982 — 982 1,181 — 1,181 Paraguay 3,180 — 3,180 2,947 — 2,947 Uruguay 1,859 — 1,859 887 — 887 Corporate securities 5,325 299—5,624 6,915 676—7,591 Shares 849 — 849 1,382 — 1,382 Bank deposit certificates 60 46—106 109 198—307 Debentures 49 226—275 419 470—889 Eurobonds and others 4,367 9—4,376 5,005 8—5,013 Financial credit bills—6—6 — — Other—12—12 — — Financial assets designated at fair value through profit or loss 3,645 — 3,645 3,740 — 3,740 Brazilian external debt bonds 3,645 — 3,645 3,740 — 3,740 Financial liabilities at fair value through profit or loss—99—99—5—5 Other financial liabilities—99—99—5—5 Financial liabilities designated at fair value through profit or loss—115—115—143—143 Structured notes—115—115—143—143 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 09/30/2021 12/31/2020 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Assets 14 78,458 172 78,644 23 76,376 105 76,504 Swap Contracts – adjustment receivable—39,052 131 39,183—45,926 93 46,019 Option Contracts 2 20,260 41 20,303 4 20,402 12 20,418 Forward Contracts—12,571—12,571—2,085—2,085 Credit derivatives—230—230—156—156 NDF—Non Deliverable Forward—6,075—6,075—7,596—7,596 Other derivative financial instruments 12 270—282 19 211—230 Liabilities (11) (70,655) (104) (70,770) (22) (79,373) (110) (79,505) Swap Contracts – adjustment payable—(36,063) (104) (36,167)—(51,680) (109) (51,789) Option Contracts (6) (19,995)—(20,001) (13) (20,248) (1) (20,262) Forward Contracts—(9,367)—(9,367)—(905)—(905) Credit derivatives—(155)—(155)—(76)—(76) NDF—Non Deliverable Forward—(5,053)—(5,053)—(6,426)—(6,426) Other derivative financial instruments (5) (22)—(27) (9) (38)—(47) There were no significant transfer between Level 1 and Level 2 during the periods of 09/30/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 103

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. · Financial Bills: In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. · Government and Corporate Securities: The pricing process for these securities consists of capturing from 2 to 8 quotas from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 104

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Recognized in Total Gains or Purchases Settlements and / or out of at 12/31/2020 Recognized in other Losses (Unrealized) Level 09/30/2021 income comprehensive income Financial assets at fair value through profit or loss 1,968 (458)—1,622 (406) (51) 2,675 (635) Corporate securities 1,968 (458)—1,622 (406) (51) 2,675 (635) Real estate receivables certificates 548 (125)—682 (296)—809 (57) Debentures 1,350 (313)—855 (74) (43) 1,775 (577) Rural Product Note 64 (14)—57 (31) (2) 74—Eurobonds and other—(6)—15 (5)—4 (1) Financial bills 6 — 13—(6) 13—Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or 12/31/2020 Recognized in Purchases Settlements and / or out of at Losses (Unrealized) Recognized in other Level 09/30/2021 income comprehensive income Derivatives—assets 105 72—255 (257) (3) 172 124 Swap Contracts – adjustment receivable 93 13—56 (28) (3) 131 131 Option Contracts 12 59—199 (229)—41 (7) Derivatives—liabilities (110) 69 (17) (167) 121—(104) (45) Swap Contracts – adjustment payable (109) 27 (17)—(5)—(104) (44) Option Contracts (1) 42—(167) 126 — (1) Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or 12/31/2019 Recognized in Purchases Settlements and / or out of 12/31/2020 Losses (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit or 1,719 (1,160)—1,619 (779) 569 1,968 (700) loss Corporate securities 1,719 (1,160)—1,619 (779) 569 1,968 (700) Real estate receivables certificates 1,444 (726)—263 (433)—548 (14) Debentures 225 (369)—1,050 (272) 716 1,350 (635) Rural Product Note—(55)—227 (19) (89) 64 (51) Eurobonds and other 7 (6)—69 (12) (58) — Financial bills 13 (2) — (5)—6—Other 30 (2)—10 (38) ——Financial assets at fair value through other comprehensive income 34 5—298 (221) (116) — Corporate securities 34 5—298 (221) (116) — Real estate receivables certificates 26 ——(26) ——Debentures—(2) 6 50 (54) ——Eurobonds and other 8 7 (6) 248 (141) (116) — Total gains or losses (realized / unrealized) Transfers in Fair value at Recognized in Fair value at Total Gains or Purchases Settlements and / or out of 12/31/2019 Recognized in other 12/31/2020 Losses (Unrealized) income comprehensive Level income Derivatives—Assets 103 89—193 (234) (46) 105 51 Swap Contracts – adjustment receivable 32 107—10 (11) (45) 93 91 Option Contracts 71 (18)—183 (223) (1) 12 (40) Derivatives—Liabilities (85) (93)—(130) 177 21 (110) (90) Swap Contracts – adjustment payable (46) (74)—(12) 1 22 (109) (90) Option Contracts (39) (19)—(118) 176 (1) (1)—Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 105

Sensitivity analysis of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets: Sensitivity – Level 3 Operations 09/30/2021 12/31/2020 Impact Impact Market risk factor groups Scenarios Stockholders’ Stockholders’ Income Income equity equity I (4.8)—(0.8) -Interest rates II (120.6)—(19.8) -III (241.1)—(38.2) -I — —Commodities, Index and Shares II ——-I (31.8)—(8.3) -Nonlinear II (48.7)—(11.6)—The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Commodities, Index and Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29—Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify provisions and contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 106

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 107

Below are the changes in civil, labor and other risks provisions: 09/30/2021 Other Civil Labor Total Risks Opening balance—01/01 3,511 8,015 1,483 13,009 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (216) (950)—(1,166) Subtotal 3,295 7,065 1,483 11,843 Adjustment / Interest (Note 23) 163 64—227 Changes in the period reflected in income (Note 23) 619 2,274 80 2,973 Increase 867 2,433 80 3,380 Reversal (248) (159)—(407) Payment (958) (1,746)—(2,704) Subtotal 3,119 7,657 1,563 12,339 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 227 901—1,128 Closing balance 3,346 8,558 1,563 13,467 Current 1,250 2,589 1,563 5,402 Non-current 2,096 5,969—8,065 12/31/2020 Other Civil Labor Total Risks Opening balance—01/01 3,634 8,579 976 13,189 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (216) (980)—(1,196) Subtotal 3,418 7,599 976 11,993 Adjustment / Interest (Note 23) 191 482—673 Changes in the period reflected in income (Note 23) 889 2,110 547 3,546 Increase 1,179 2,296 550 4,025 Reversal (290) (186) (3) (479) Payment (1,203) (3,126) (40) (4,369) Subtotal 3,295 7,065 1,483 11,843 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 216 950—1,166 Closing balance 3,511 8,015 1,483 13,009 Current 1,254 3,125 1,483 5,862 Non-current 2,257 4,890—7,147 IV- Tax proceedings and legal obligations Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the changes in the provisions: 09/30/2021 12/31/2020 Opening balance—01/01 6,810 8,266 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (71) (68) Subtotal 6,739 8,198 Adjustment / Interest (*) 132 220 Changes in the period reflected in income 79 56 Increase (*) 138 142 Reversal (*) (59) (86) Payment (273) (1,735) Subtotal 6,677 6,739 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 71 71 Closing balance 6,748 6,810 Current 120 65 Non-current 6,628 6,745 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 108

The main discussions related to Tax Lawsuits and Legal Obligations are described below: · INSS – Non-compensatory Amounts – R$ 1,807: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,017; · PIS and COFINS – Calculation Basis – R$ 637: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 624. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,856 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 396 (R$ 389 at 12/31/2020). II—Tax proceedings The tax proceedings of possible loss totaled R$ 33,315 (R$ 31,330 at 12/31/2020), and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 6,473: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,868: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · ISS – Banking Activities – R$ 4,498: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,450: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 2,399: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed—R$ 1,487: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,221: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 668: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 109

d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 871 (R$ 919 at 12/31/2020) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 09/30/2021 12/31/2020 Civil Labor Tax Total Total Deposits in guarantee (Note 18a) 1,444 2,084 8,971 12,499 12,693 Investment fund quotas 496 244 85 825 987 Surety 71 47 3,962 4,080 4,012 Insurance bond 1,722 1,284 15,041 18,047 18,402 Guarantee by government securities 15—239 254 249 Total 3,748 3,659 28,298 35,705 36,343 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 110

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. · Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 111

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: · Requirements for impairment testing of financial assets are based on the expected credit losses model; · Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; · Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 112

b) Consolidated Statement of Managerial Result 07/01 to 09/30/2021 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 19,033 9,568 2,907 31,508 (983) 30,525 Net interest (1) 10,779 5,878 2,857 19,514 (2,173) 17,341 Commissions and Banking Fees 6,429 3,613 28 10,070 792 10,862 Income from insurance and private pension operations before claim and selling expenses 1,825 77 22 1,924 (734) 1,190 Other revenues — — 1,132 1,132 Cost of Credit (4,646) (585)—(5,231) 1,223 (4,008) Claims (417) (1)—(418) 1 (417) Operating margin 13,970 8,982 2,907 25,859 241 26,100 Other operating income / (expenses) (10,149) (4,401) (258) (14,808) (1,856) (16,664) Non-interest expenses (2) (8,865) (3,851) (111) (12,827) (2,049) (14,876) Tax expenses for ISS, PIS and COFINS and other (1,284) (550) (147) (1,981) 28 (1,953) Share of profit or (loss) in associates and joint ventures — — 165 165 Income before income tax and social contribution 3,821 4,581 2,649 11,051 (1,615) 9,436 Income tax and social contribution (1,391) (1,697) (915) (4,003) 962 (3,041) Non-controlling interest in subsidiaries (61) (141) (67) (269) (50) (319) Net income 2,369 2,743 1,667 6,779 (703) 6,076 Total assets (*)—09/30/2021 1,292,274 992,537 146,427 2,154,879 (111,870) 2,043,009 Total liabilities—09/30/2021 1,236,995 928,757 115,333 2,004,726 (120,679) 1,884,047 (*) Includes: Investments in associates and joint ventures 2,075—4,352 6,427 (290) 6,137 Fixed assets, net 5,332 935—6,267 616 6,883 Goodwill and Intangible assets, net 8,063 9,537—17,600 3,189 20,789 (1) Includes interest and similar income and expenses of R$ 17,262, result of financial assets and liabilities at fair value through profit or loss of R$ 4,867 and foreign exchange results and exchange variations in foreign transactions of R$ (4,788). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,208). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 113

07/01 to 09/30/2020 Activities with Retail Wholesale ITAÚ (3) the Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 17,433 8,211 2,745 28,389 (2,570) 25,819 Interest margin (1) 9,761 4,966 2,201 16,928 (2,468) 14,460 Commissions and Banking Fees 5,913 3,067 485 9,465 201 9,666 Income from insurance and private pension operations before claim and selling expenses 1,759 178 59 1,996 (900) 1,096 Other revenues — — 597 597 Cost of Credit (5,040) (1,279)—(6,319) 1,011 (5,308) Claims (360) (3)—(363)—(363) Operating margin 12,033 6,929 2,745 21,707 (1,559) 20,148 Other operating income / (expenses) (9,927) (4,235) (136) (14,298) (989) (15,287) Non-interest expenses (2) (8,748) (3,850) (85) (12,683) (1,342) (14,025) Tax expenses for ISS, PIS and COFINS and Other (1,179) (385) (51) (1,615) (17) (1,632) Share of profit or (loss) in associates and joint ventures — — 370 370 Income before income tax and social contribution 2,106 2,694 2,609 7,409 (2,548) 4,861 Income tax and social contribution (660) (812) (956) (2,428) 2,666 238 Non-controlling interest in subsidiaries (20) 79 (10) 49 (416) (367) Net income 1,426 1,961 1,643 5,030 (298) 4,732 Total assets (*)—12/31/2020 1,265,620 981,034 143,715 2,112,586 (93,335) 2,019,251 Total liabilities—12/31/2020 1,218,977 915,253 108,432 1,964,880 (100,154) 1,864,726 (*) Includes: Investments in associates and joint ventures 2,012—13,879 15,891 (321) 15,570 Fixed assets, net 4,587 806—5,393 1,544 6,937 Goodwill and Intangible assets, net 4,978 9,901—14,879 2,451 17,330 (1) Includes interest and similar income and expenses of R$ 14,243, result of financial assets and liabilities at fair value through profit or loss of R$ 1,047 and foreign exchange results and exchange variations in foreign transactions of R$ (830). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,105). (3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 114

b) Consolidated Statement of Managerial Result 01/01 to 09/30/2021 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Operating revenues 54,803 27,468 9,890 92,161 (1,149) 91,012 Interest margin (1) 31,089 16,863 8,989 56,941 (2,447) 54,494 Revenues from banking services and bank charges 18,428 10,333 860 29,621 1,306 30,927 Income from insurance and private pension operations before claim and selling expenses 5,286 272 41 5,599 (2,413) 3,186 Other revenues — — 2,405 2,405 Cost of Credit (12,664) (1,370)—(14,034) 7,094 (6,940) Claims (1,265) (6)—(1,271) 1 (1,270) Operating margin 40,874 26,092 9,890 76,856 5,946 82,802 Other operating income / (expenses) (29,494) (13,085) (902) (43,481) (7,362) (50,843) Non-interest expenses (2) (25,815) (11,625) (401) (37,841) (7,923) (45,764) Tax expenses for ISS, PIS and COFINS and Other (3,679) (1,460) (501) (5,640) (434) (6,074) Share of profit or (loss) in associates and joint ventures — — 995 995 Income before income tax and social contribution 11,380 13,007 8,988 33,375 (1,416) 31,959 Income tax and social contribution (4,094) (4,739) (3,534) (12,367) 1,762 (10,605) Non-controlling interest in subsidiaries (271) (543) (474) (1,288) 98 (1,190) Net income 7,015 7,725 4,980 19,720 444 20,164 Total assets (*)—09/30/2021 1,292,274 992,537 146,427 2,154,879 (111,870) 2,043,009 Total liabilities—09/30/2021 1,236,995 928,757 115,333 2,004,726 (120,679) 1,884,047 (*) Includes: Investments in associates and joint ventures 2,075—4,352 6,427 (290) 6,137 Fixed assets, net 5,332 935—6,267 616 6,883 Goodwill and Intangible assets, net 8,063 9,537—17,600 3,189 20,789 (1) Includes interest and similar income and expenses of R$ 45,147, result of financial assets and liabilities at fair value through profit or loss of R$ 11,037 and foreign exchange results and exchange variations in foreign transactions of R$ (1,690). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,776). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 115

01/01 to 09/30/2020 Activities with the Retail Wholesale ITAÚ IFRS Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Operating revenues 54,829 23,592 7,184 85,605 (22,338) 63,267 Interest margin (1) 31,996 14,577 5,935 52,508 (22,159) 30,349 Commissions and Banking Fees 17,663 8,664 1,048 27,375 1,017 28,392 Income from insurance and private pension operations before claim and selling expenses 5,170 351 201 5,722 (2,544) 3,178 Other revenues — — 1,348 1,348 Cost of Credit (16,977) (7,204) 6 (24,175) 3,419 (20,756) Claims (1,007) (7)—(1,014)—(1,014) Operating margin 36,845 16,381 7,190 60,416 (18,919) 41,497 Other operating income / (expenses) (29,603) (11,846) (351) (41,800) (8,358) (50,158) Non-interest expenses (2) (25,931) (10,738) (192) (36,861) (10,355) (47,216) Tax expenses for ISS, PIS and COFINS and Other (3,672) (1,108) (159) (4,939) 1,023 (3,916) Share of profit or (loss) in associates and joint ventures — — 974 974 Income before income tax and social contribution 7,242 4,535 6,839 18,616 (27,277) (8,661) Income tax and social contribution (2,181) (994) (2,130) (5,305) 20,840 15,535 Non-controlling interest in subsidiaries (101) (28) (34) (163) 3,203 3,040 Net income 4,960 3,513 4,675 13,148 (3,234) 9,914 Total assets (*)—12/31/2020 1,265,620 981,034 143,715 2,112,586 (93,335) 2,019,251 Total liabilities—12/31/2020 1,218,977 915,253 108,432 1,964,880 (100,154) 1,864,726 (*) Includes: Investments in associates and joint ventures 2,012—13,879 15,891 (321) 15,570 Fixed assets, net 4,587 806—5,393 1,544 6,937 Goodwill and Intangible assets, net 4,978 9,901—14,879 2,451 17,330 (1) Includes interest and similar income and expenses of R$ 27,137, result of financial assets and liabilities at fair value through profit or loss of R$ (249) and foreign exchange results and exchange variations in foreign transactions of R$ 3,461. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,553). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 116

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 09/30/2021 12/31/2020 Brazil Abroad Total Brazil Abroad Total Non-current assets 20,842 6,830 27,672 17,095 7,172 24,267 07/01 to 09/30/2021 07/01 to 09/30/2020 Brazil Abroad Total Brazil Abroad Total Income related to financial operations (1) (2) 29,612 7,928 37,540 21,432 4,860 26,292 Income from insurance and private pension operations before claim and selling expenses 1,181 9 1,190 1,096—1,096 Commissions and Banking Fees 9,705 1,157 10,862 8,684 982 9,666 01/01 to 09/30/2021 01/01 to 09/30/2020 Brazil Abroad Total Brazil Abroad Total Income related to financial operations (1) (2) 74,218 24,746 98,964 75,373 17,895 93,268 Income from insurance and private pension operations before claim and selling expenses 3,172 14 3,186 3,178—3,178 Commissions and Banking Fees 27,482 3,445 30,927 25,519 2,873 28,392 (1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A. (1), Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XPart S.A.; · Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3); · Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees; · Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 117

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) New legal name of Duratex S.A. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenues / (Expenses) Annual rate 09/30/2021 12/31/2020 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Interbank investments—18,539—15 33 48 Other—18,539—15 33 48 Loan operations 637 727 7 21 21 65 Duratex S.A. CDI + 1.45% 534 515 9 6 19 14 CDI + 1.3% to 1.5% / 2.5% Other 103 212 (2) 15 2 51 to 6% / 100% CDI Securities and derivative financial instruments (assets and liabilities) 4,930 1,716 88 6 143 10 Investment funds 192 107 11 6 25 10 Copagaz – Distribuidora de Gás S.A. CDI + 1.7% to 2.95% 1,087 950 (5)—18 -Itaúsa S.A. CDI + 2% to 2.4% 1,226 771 21—39 -Águas do Rio 4 SPE S.A. CDI + 3.5% 1,204—17—17 -Aegea Saneamento e Participações S.A. CDI + 1.5% to 2.9% 854—29—29 -Other CDI + 1.8% to 3.5% 367 (112) 15—15—Deposits — (1)—(1)—Other — (1)—(1)—Deposits received under securities repurchase agreements (492) (165) (3) (6) (7) (24) Alpargatas S.A. 101% CDI (8) (107) 1 (3)—(9) Dexco S.A. 82% to 99% CDI (19) (49) — (1) (2) Águas do Rio 4 SPE S.A. 99% CDI (135)—(1)—(1) -Águas do Rio 1 SPE S.A. 99% CDI (136)—(1)—(1) -Aegea Saneamento e Participações S.A. 99% CDI (181)—(2)—(2) -Other 100% SELIC / 100% CDI (13) (9)—(3) (2) (13) Amounts receivable (payable) / Commissions and/or Other General and (148) (26) 5 15 6 33 Administrative expenses Instituto Unibanco—123 1 1 3 2 Fundação Itaú Unibanco – Previdência Complementar (82) (93) 10 14 28 39 ConectCar Soluções de Mobilidade Eletrônica S.A. (20) (46) 1 3 4 5 Olímpia Promoção e Serviços S.A. (7) (9) (15) (11) (46) (29) Itaú Unibanco S.A. ——1—1 Itaúsa S.A. (11) 1 3 3 9 8 Águas do Rio 4 SPE S.A. (19)—1—1 -Águas do Rio 1 SPE S.A. (11)—1—1 -Other 2 (2) 3 4 6 7 Rent — (8) (7) (24) (24) Fundação Itaú Unibanco – Previdência Complementar — (8) (7) (23) (22) FUNBEP – Fundo de Pensão Multipatrocinado — — (1) (2) Donation—(500) ——(1,000) Fundação Itaú para a Educação e Cultura—(500) ——(1,000) Sponsorship 17 12 (3) (4) (8) (10) Associação Cubo Coworking Itaú 17 12 (3) (4) (8) (10) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 85, Liabilities of R$ (6,248) and Results of R$ 10 (R$ 65, R$ (6,623) at 12/31/2020 and R$ (23) from 01/01 to 09/30/2020, respectively). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 118

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2021 09/30/2020 09/30/2021 09/30/2020 Fees (109) (119) (346) (374) Profit sharing (40) (22) (139) (70) Post-employment benefits (1) (1) (8) (6) Share-based payment plan (35) (50) (83) (141) Total (185) (192) (576) (591) Total amounts related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 119

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. · Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 120

· Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. · Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; · Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; · Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 121

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 122

Sensitivity analysis ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic.In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 40% and 45%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario: 09/30/2021 12/31/2020 Reduction/(Increase) of Reduction/(Increase) of Financial Expected Expected Loss Financial Expected Expected Loss Assets (1) Loss (2) Assets (1) Loss (2) Pessimistic Base Optimistic Pessimistic Base Optimistic scenario scenario scenario scenario scenario scenario 1,033,677 (43,889) (922) 547 1,447 951,343 (51,480) (830) 491 1,416 (1) Composed of Loan operations, lease operations and securities. (2) Comprises expected credit loss for Financial Guarantees R$ (859) (R$ (907) at 12/31/2020) and Loan Commitments R$ (3,769) (R$ (3,485) at 12/31/2020). 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 123

1.4 Maximum Exposure of Financial Assets to Credit Risk 09/30/2021 12/31/2020 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,332,546 456,181 1,788,727 1,294,428 466,835 1,761,263 At Amortized Cost 895,845 315,103 1,210,948 861,485 324,255 1,185,740 Interbank deposits 15,778 37,447 53,225 17,775 37,910 55,685 Securities purchased under agreements to resell 185,502 5,206 190,708 237,528 2,415 239,943 Securities 127,969 18,117 146,086 103,146 26,658 129,804 Loan and lease operations 525,852 246,212 772,064 468,461 245,643 714,104 Other financial assets 72,192 15,924 88,116 67,425 25,830 93,255 (-) Provision for Expected Loss (31,448) (7,803) (39,251) (32,850) (14,201) (47,051) At Fair Value Through Other Comprehensive Income 47,000 65,335 112,335 48,992 60,950 109,942 Securities 47,000 65,335 112,335 48,992 60,950 109,942 At Fair Value Through Profit or Loss 389,701 75,743 465,444 383,951 81,630 465,581 Securities 364,321 22,364 386,685 365,718 23,353 389,071 Derivatives 25,265 53,379 78,644 18,227 58,277 76,504 Other financial assets 115—115 6—6 Financial liabilities—provision for expected loss 3,915 713 4,628 3,655 737 4,392 Loan Commitments 3,393 376 3,769 3,135 350 3,485 Financial Guarantees 522 337 859 520 387 907 Off balance sheet 434,218 69,815 504,033 372,542 58,773 431,315 Financial guarantees 58,460 18,640 77,100 51,830 17,103 68,933 Letters of credit to be released 52,495—52,495 41,477—41,477 Loan commitments 323,263 51,175 374,438 279,235 41,670 320,905 Mortgage loans 8,212—8,212 6,357—6,357 Overdraft accounts 143,336—143,336 126,302—126,302 Credit cards 168,638 3,948 172,586 144,386 3,859 148,245 Other pre-approved limits 3,077 47,227 50,304 2,190 37,811 40,001 Total 1,762,849 525,283 2,288,132 1,663,315 524,871 2,188,186 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 124

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loan and lease operations 09/30/2021% 12/31/2020 % Industry and commerce 178,364 23.1 163,784 22.9 Services 167,004 21.6 172,322 24.1 Other sectors 34,650 4.5 37,565 5.3 Individuals 392,046 50.8 340,433 47.7 Total 772,064 100.0 714,104 100.0 Other financial assets (*) 09/30/2021% 12/31/2020 % Public sector 648,265 67.0 713,705 71.2 Services 138,388 14.3 79,788 8.0 Other sectors 78,194 8.1 67,636 6.8 Financial 102,836 10.6 139,820 14.0 Total 967,683 100.0 1,000,949 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 125

1.4.2 By type and classification of credit risk Loan and lease operations 09/30/2021 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 247,387 212,649 920 460,956 33,569 19,694—53,263 22,773 726—23,499 303,729 233,069 920 537,718 Corporate 121,205 19,711 48,734 189,650 1,950 47 547 2,544 5,370 42 2,484 7,896 128,525 19,800 51,765 200,090 Micro/Small and medium companies 114,249 68,296 6,960 189,505 15,905 4,638 226 20,769 9,214 225 115 9,554 139,368 73,159 7,301 219,828 Foreign loans—Latin America 172,749 46,455 16,283 235,487 14,941 1,865 678 17,484 12,752 90 153 12,995 200,442 48,410 17,114 265,966 Total 655,590 347,111 72,897 1,075,598 66,365 26,244 1,451 94,060 50,109 1,083 2,752 53,944 772,064 374,438 77,100 1,223,602% 61.0 32.3 6.7 100.0 70.6 27.9 1.5 100.0 92.9 2.0 5.1 100.0 63.1 30.6 6.3 100.0 12/31/2020 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loan Loan Financial Loan Loan Financial Loan Loan Financial Loan Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 199,158 190,273 854 390,285 30,793 19,387—50,180 25,532 987—26,519 255,483 210,647 854 466,984 Corporate 123,665 17,670 43,602 184,937 2,793 16 595 3,404 8,063 93 2,516 10,672 134,521 17,779 46,713 199,013 Micro/Small and medium companies 96,784 50,813 5,434 153,031 15,965 3,884 440 20,289 9,206 307 131 9,644 121,955 55,004 6,005 182,964 Foreign loans—Latin America 167,601 35,960 14,498 218,059 16,692 1,414 676 18,782 17,852 101 187 18,140 202,145 37,475 15,361 254,981 Total 587,208 294,716 64,388 946,312 66,243 24,701 1,711 92,655 60,653 1,488 2,834 64,975 714,104 320,905 68,933 1,103,942% 62.1 31.1 6.8 100.0 71.5 26.7 1.8 100.0 93.3 2.3 4.4 100.0 64.7 29.1 6.2 100.0 09/30/2021 12/31/2020 Internal Rating Total loan Total loan Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 operations operations Low 614,500 37,255—651,755 501,463 13,172—514,635 Medium 39,711 19,183—58,894 84,193 37,249—121,442 High 1,379 9,927—11,306 1,552 15,822—17,374 Credit-Impaired — 50,109 50,109 — 60,653 60,653 Total 655,590 66,365 50,109 772,064 587,208 66,243 60,653 714,104% 84.9 8.6 6.5 100.0 82.2 9.3 8.5 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 126

Other financial assets 09/30/2021 Fair Value Stage 1 Stage 2 Stage 3 Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 17,384 5,503 5,231 12,153 12,153 —Government securities 463,731 467,548 463,731 — — Brazilian government 400,804 403,580 400,804 — — Other Public—36 — ——Abroad 62,927 63,932 62,927 — — Argentina 2,136 2,106 2,136 — —United States 5,959 5,985 5,959 — —Mexico 11,480 11,484 11,480 — —Italy 127 129 127 — —Spain 6,441 6,448 6,441 — —Korea 5,855 5,861 5,855 — —Chile 21,247 22,090 21,247 — —Paraguay 3,184 3,245 3,184 — —Uruguay 1,934 1,932 1,934 — —Colombia 4,557 4,645 4,557 — —Peru 7 7 7 — — Corporate securities 161,928 157,953 156,094 3,169 2,533 5,476 3,301 Rural product note 10,919 10,677 10,768 170 134 36 17 Real estate receivables certificates 4,961 5,025 4,961 — —Bank deposit certificate 306 307 306 — —Debentures 94,681 90,488 89,775 2,122 1,653 5,183 3,253 Eurobonds and other 9,617 9,617 9,617 — —Financial bills 9,359 9,369 9,359 — —Promissory notes 6,786 6,762 6,786 — —Other 25,299 25,708 24,522 877 746 257 31 Total 643,043 631,004 625,056 15,322 14,686 5,476 3,301 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 127

12/31/2020 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 14,204 3,232 2,997 10,943 10,943 1,232 264 Government securities 483,791 479,477 483,791 — — Brazilian government 422,098 417,782 422,098 — — Other Public—36 — ——Abroad 61,693 61,659 61,693 — — Argentina 1,498 1,480 1,498 — —United States 5,835 5,847 5,835 — —Mexico 10,222 10,227 10,222 — —Italy 130 133 130 — —Spain 4,844 4,847 4,844 — —Korea 3,947 3,951 3,947 — —Chile 23,195 23,183 23,195 — —Paraguay 2,950 3,011 2,950 — —Uruguay 978 964 978 — —Colombia 8,089 8,012 8,089 — —Peru 5 4 5 — — Corporate securities 127,757 122,695 122,326 3,485 2,738 5,873 2,693 Rural product note 5,823 5,717 5,723 38 36 115 64 Real estate receivables certificates 5,342 5,290 5,268 77 73—1 Bank deposit certificate 1,066 1,064 1,066 — —Debentures 62,723 57,963 58,365 2,402 1,779 5,462 2,579 Eurobonds and other 7,604 7,445 7,604 — —Financial bills 15,783 15,784 15,783 — —Promissory notes 7,629 7,611 7,629 — —Other 21,787 21,821 20,888 968 850 296 49 Total 625,752 605,404 609,114 14,428 13,681 7,105 2,957 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 128

Other Financial Assets—Internal Classification by Level of Risk 09/30/2021 Financial Assets—At Amortized Cost Financial Assets at fair Financial assets at fair value Internal rating Interbank deposits and value through other Total through profit or loss (*) securities purchased under Securities comprehensive income agreements to resell Low 243,915 140,779 461,234 112,335 958,263 Medium—3,960 3,891—7,851 High 18 1,347 204—1,569 Total 243,933 146,086 465,329 112,335 967,683% 25.2 15.1 48.1 11.6 100.0 (*) Includes Derivatives in the amount of R$ 78,644 at 09/30/2021. 12/31/2020 Financial Assets—At Amortized Cost Financial Assets at fair Financial assets at fair value Internal rating Interbank deposits and value through other Total through profit or loss (*) securities purchased under Securities comprehensive income agreements to resell Low 295,334 123,553 463,168 109,942 991,997 Medium—4,396 2,192—6,588 High 294 1,855 215—2,364 Total 295,628 129,804 465,575 109,942 1,000,949% 29.5 13.0 46.5 11.0 100.0 (*) Includes Derivatives in the amount of R$ 76,504 at 12/31/2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 129

1.4.3 Collateral for loans and lease operations 09/30/2021 12/31/2020 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 103,859 256,594 905 819 80,907 202,819 1,746 1,621 Personal (1) 2,306 7,749 584 537 1,960 6,759 737 698 Vehicles (2) 25,351 63,455 313 276 21,595 44,673 999 918 Mortgage loans (3) 76,202 185,390 8 6 57,352 151,387 10 5 Micro, small and medium companies and corporates (4) 164,803 606,618 24,465 21,533 151,129 444,696 31,582 27,011 Foreign loans—Latin America (4) 161,214 316,907 13,100 7,402 161,987 309,489 15,381 9,050 Total 429,876 1,180,119 38,470 29,754 394,023 957,004 48,709 37,682 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loan and lease operations, R$ 303,718 (R$ 271,372 at 12/31/2020) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 130

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total repossessed assets in the period were R$ 209 (R$ 159 from 01/01 to 09/30/2020), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · Î”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 131

· ÄNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. 2.1 VaR—Consolidated ITAÚ UNIBANCO HOLDING It is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From 01/01 to 09/30/2021, the average total VaR in Historical Simulation was R$ 378 or 0.3% of total stockholders’ equity (R$ 282 from 01/01 to 12/31/2020 or 0.2% of total stockholders’ equity). VaR Total (Historical Simulation) (in millions of Reais) 09/30/2021 (*) 12/31/2020 (*) Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by Risk Factor Group Interest rates 849 425 1,083 1,038 614 292 1,961 431 Currencies 20 10 37 12 20 9 71 24 Shares 48 20 98 52 23 9 49 30 Commodities 4 1 8 3 2 1 4 1 Effect of diversification ——(609) ——(263) Total risk 378 198 564 496 282 166 763 223 (*) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 132

2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 09/30/2021 12/31/2020 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years Financial assets 492,210 275,252 184,097 628,123 247,320 1,827,002 478,065 335,803 185,587 568,219 227,397 1,795,071 At amortized cost 390,966 232,344 141,380 347,163 137,370 1,249,223 406,497 251,388 121,432 314,949 125,2821,219,548 Compulsory deposits in the Central Bank of Brazil 89,285 — — 89,285 83,133 — — 83,133 Interbank deposits 35,928 4,441 7,633 4,942 215 53,159 34,998 5,410 8,178 6,864 187 55,637 Securities purchased under agreements to resell 166,056 23,565—957 114 190,692 196,053 43,625 170 10 77 239,935 Securities 3,948 14,542 24,925 74,984 25,624 144,023 9,325 16,907 11,440 55,070 33,997 126,739 Loan and lease operations 95,749 189,796 108,822 266,280 111,417 772,064 82,988 185,446 101,644 253,005 91,021 714,104 At fair value through other comprehensive income 11,376 10,529 6,981 65,998 17,451 112,335 13,357 12,557 6,958 54,452 22,618 109,942 At fair value through profit and loss 89,868 32,379 35,736 214,962 92,499 465,444 58,211 71,858 57,197 198,818 79,497 465,581 Securities 76,615 8,067 31,020 195,882 75,101 386,685 40,577 63,455 48,092 178,565 58,382 389,071 Derivatives 13,253 24,244 4,713 19,036 17,398 78,644 17,634 8,403 9,099 20,253 21,115 76,504 Other financial assets—68 3 44—115 — 6 — 6 Financial liabilities 632,571 141,689 91,459 372,212 226,620 1,464,551 624,542 141,647 122,233 452,797 118,616 1,459,835 At amortized cost 620,698 119,937 87,435 352,720 212,777 1,393,567 607,741 134,640 109,560 426,488 101,7531,380,182 Deposits 390,158 56,231 32,422 209,737 130,186 818,734 370,604 80,456 59,955 277,055 20,940 809,010 Securities sold under repurchase agreements 218,127 1,451 706 30,352 16,030 266,666 220,219 3,001 1,962 23,811 24,371 273,364 Interbank market funds 11,745 47,338 38,247 63,821 4,479 165,630 9,542 48,407 36,972 56,482 4,632 156,035 Institutional market funds 263 14,428 15,541 46,954 62,082 139,268 6,950 2,247 10,142 67,159 51,810 138,308 Premium bonds plans 405 489 519 1,856—3,269 426 529 529 1,981—3,465 At fair value through profit and loss 11,873 21,752 4,024 19,492 13,843 70,984 16,801 7,007 12,673 26,309 16,863 79,653 Derivatives 11,873 21,705 4,006 19,395 13,791 70,770 16,791 7,002 12,672 26,252 16,788 79,505 Structured notes — 16 47 52 115 10—1 57 75 143 Other financial liabilities—47 2 50—99—5 ——5 Difference assets / liabilities (*) (140,361) 133,563 92,638 255,911 20,700 362,451 (146,477) 194,156 63,354 115,422 108,781 335,236 Cumulative difference (140,361) (6,798) 85,840 341,751 362,451 (146,477) 47,679 111,033 226,455 335,236 Ratio of cumulative difference to total interest-bearing assets -7.7% -0.4% 4.7% 18.7% 19.8% -8.2% 2.7% 6.2% 12.6% 18.7% (*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 133

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities. 3. Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 38.4% or R$ 395.3 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits -is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 134

09/30/2021 12/31/2020 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 390,158 818,734 370,604 809,010 Demand deposits 147,389 147,389 14.3 134,805 134,805 13.2 Savings deposits 187,562 187,562 18.2 179,470 179,470 17.5 Time deposits 53,758 479,987 46.6 55,778 491,234 48.0 Other 1,449 3,796 0.4 551 3,501 0.4 Funds from acceptances and issuance of securities (1) 5,163 132,616 12.9 1,978 136,638 13.4 Funds from own issue (2)—21—218 1,985 0.2 Subordinated debt—78,996 7.6 6,657 74,916 7.3 Total 395,321 1,030,367 100.0 379,457 1,022,549100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2021, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 263.0 billion and accounted for 66.5% of the short term redeemable obligations, 25.5% of total funding, and 18.6% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 09/30/2021 12/31/2020 Liquidity indicators % % Net assets (1) / customers funds within 30 days (2) 66.5 85.2 Net assets (1) / total customers funds (3) 25.5 31.6 Net assets (1) / total financial assets (4) 18.6 23.4 (1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities -available. Detailed in the table Non discounted future flows – Financial assets. (2) Funding from customers table (Total funding from customers 0-30 days). (3) Funding from customers table (Total funding from customers). (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,411,889 (R$ 1,381,769 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 135

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows, except for derivatives which are fair value 09/30/2021 12/31/2020 (1) Over 720 Over 720 Financial assets 0—30 31—365 366—720 Total 0—30 31—365 366—720 Total days days Cash 42,222 ——42,222 46,224 ——46,224 Interbank investments 206,148 22,952 3,930 1,460 234,490 234,755 43,276 6,273 1,092 285,396 Securities purchased under agreements to resell – Collateral held (2) 45,284 ——45,284 44,743 ——44,743 Securities purchased under agreements to resell – Collateral repledge 124,637 10,815—16 135,468 150,474 31,561 — 182,035 Interbank deposits (4) 36,227 12,137 3,930 1,444 53,738 39,538 11,715 6,273 1,092 58,618 Securities 182,521 27,399 25,317 234,072 469,309 239,964 16,348 17,144 101,908 375,364 Government securities—available 170,183 381 390 5,653 176,607 226,615 393 379 5,779 233,166 Government securities – under repurchase commitments 676 10,137 12,555 55,340 78,708 93 3,905 6,749 15,132 25,879 Corporate securities—available 11,637 15,338 10,854 133,747 171,576 13,256 11,113 8,352 51,927 84,648 Corporate securities – under repurchase commitments 25 1,543 1,518 39,332 42,418—937 1,664 29,070 31,671 Derivative financial instruments—Net position 13,253 28,957 7,898 28,536 78,644 17,634 17,502 6,478 34,890 76,504 Swaps 272 5,291 6,558 27,062 39,183 4,064 2,952 5,117 33,886 46,019 Options 1,001 17,936 675 691 20,303 10,103 8,783 992 540 20,418 Forwards 10,229 2,340 2—12,571 1,323 757 5—2,085 Other derivatives 1,751 3,390 663 783 6,587 2,144 5,010 364 464 7,982 Loan and lease operations (3) 70,238 245,841136,484 332,990 785,553 60,896 236,173 114,523 317,492 729,084 Other financial assets—71 26 18 115—6 — 6 Total financial assets 514,382 325,220 173,655 597,076 1,610,333 599,473 313,305 144,418 455,382 1,512,578 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 99,341 (R$ 90,059 at 12/31/2020), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 6,079 (R$ 11,119 at 12/31/2020) which securities are linked to guarantee transactions at B3 S.A.—Brasil, Bolsa, Balcão and in the BACEN. (3) Net of payment to merchants of R$ 79,134 (R$ 71,820 at 12/31/2020) and the amount of Liabilities from transactions related to credit assignments R$ 1,055 (R$ 1,623 at 12/31/2020). (4) Includes R$ 29,580 (R$ 32,477 at 12/31/2020) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 136

Undiscounted future flows, except for derivatives which are fair value 09/30/2021 12/31/2020 Over 720 Over 720 Financial liabilities 0 – 30 31 – 365 366 – 720 Total 0 – 30 31 – 365 366 – 720 Total days days Deposits 387,215 92,254 86,289 338,483 904,241 369,957 145,085 36,258 344,261 895,561 Demand deposits 147,389 ——147,389 134,805 ——134,805 Savings deposits 187,562 ——187,562 179,470 ——179,470 Time deposit 50,147 90,408 86,169 338,317 565,041 53,978 143,446 36,182 343,974 577,580 Interbank deposits 1,624 1,846 120 166 3,756 1,633 1,639 76 287 3,635 Other deposits 493 ——493 71 ——71 Compulsory deposits (42,109) (11,849) (10,544) (34,839) (99,341) (36,337) (16,874) (4,412) (32,436) (90,059) Demand deposits (10,056) ——(10,056) (6,926) ——(6,926) Savings deposits (25,320) ——(25,320) (22,672) ——(22,672) Time deposit (6,733) (11,849) (10,544) (34,839) (63,965) (6,739) (16,874) (4,412) (32,436) (60,461) Securities sold under repurchase agreements (1) 279,666 4,008 7,570 9,925 301,169 260,846 5,024 5,183 22,591 293,644 Government securities 198,443 734 4,795 9,907 213,879 182,848 2,070 2,414 22,564 209,896 Corporate securities 25,312 3,274 2,775 18 31,379 22,056 2,954 2,769 27 27,806 Foreign 55,911 ——55,911 55,942 ——55,942 Funds from acceptances and issuance of securities (2) 5,245 37,383 28,641 69,254 140,523 2,391 40,463 35,189 68,573 146,616 Loans and onlending obligations (3) 7,013 77,019 6,322 9,123 99,477 11,891 64,735 6,239 6,388 89,253 Subordinated debt (4) 53 23,776 25,751 48,983 98,563 6,797 8,428 28,994 45,762 89,981 Derivative financial instruments—Net position 11,873 25,711 7,578 25,608 70,770 16,791 19,674 6,895 36,145 79,505 Swaps 236 5,184 6,229 24,518 36,167 7,344 3,612 5,573 35,260 51,789 Options 1,180 17,489 634 698 20,001 6,355 12,381 998 528 20,262 Forwards 9,358 9 — 9,367 892 13 — 905 Other derivatives 1,099 3,029 715 392 5,235 2,200 3,668 324 357 6,549 Other financial liabilities—49 49 1 99—5 — 5 Total financial liabilities 648,956 248,351 151,656 466,538 1,515,501 632,336 266,540 114,346 491,284 1,504,506 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 09/30/2021 12/31/2020 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 Total 0 – 30 31 – 365 366 – 720 Over 720 Total days days Financial Guarantees 2,021 26,894 9,108 39,077 77,100 2,859 24,491 6,428 35,155 68,933 Commitments to be released 143,866 35,112 18,298 177,162 374,438 128,792 27,144 11,776 153,193 320,905 Letters of credit to be released 52,495 ——52,495 41,477 ——41,477 Contractual commitments—Fixed and Intangible assets (Notes 13 and 14)—12 — 12—36 — 36 Total 198,382 62,018 27,406 216,239 504,045 173,128 51,671 18,204 188,348 431,351 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 137

c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I – Composition and Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. 09/30/2021 12/31/2020 Available capital (amounts) Common Equity Tier 1 123,547 119,960 Tier 1 141,409 137,157 Total capital (PR) 161,099 151,244 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,095,194 1,042,207 Risk-based capital ratios as a percentage of RWA Common Equity Tier 1 ratio (%) 11.3% 11.5% Tier 1 ratio (%) 12.9% 13.2% Total capital ratio (%) 14.7% 14.5% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) (*) 1.625% 1.25% Countercyclical buffer requirement (%) 0.0% 0.0% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% 1.0% Total of bank CET1 specific buffer requirements (%) 2.625% 2.25% (*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%. As of September 30, 2021 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 17,713 (R$ 17,078 as of December 31, 2020) and the amount of subordinated debt that makes up Tier II capital is R$ 19,610 (R$ 14,024 as of December 31, 2020). The Basel Ratio reached 14.7% on September 30, 2021, with an increase of 0.2 percentage point as compared to December 31, 2020. The main positive effects were the accumulated income for the period, net of mandatory minimum dividends and issues of Tier II Subordinated Notes, partially offset by the increase in credit risk weighted assets. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 73,483 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 28,749 (R$ 23,450 at 12/31/2020), generously covered by available capital. In September 2021, ITAÚ UNIBANCO HOLDING issued R$ 5.5 billion in Tier II Subordinated Financial Notes, which have a repurchase option as from 2026. These Subordinated Financial Notes are authorized to compose ITAÚ UNIBANCO HOLDING’s Tier II Capital, with an estimated increase of 0.52 p.p. in its Basel Ratio. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 138

permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 09/30/2021, fixed assets ratio reached 17.6% (24.0% at 12/31/2020), showing a surplus of R$ 52,232 (R$ 39,274 at 12/31/2020). II—Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT + RWAOPAD · portion related to exposures to credit risk, calculated using the standardized approach; · portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular nº 3,646 and nº 3,674; · = portion related to capital required for operational risk, calculated based on the standardized approach. RWA 09/30/2021 12/31/2020 Credit Risk—standardized approach 986,309 921,934 Credit risk (excluding counterparty credit risk) 864,316 778,153 Counterparty credit risk (CCR) 42,157 45,674 Of which: standardized approach for counterparty credit risk (SA-CCR) 26,068 27,119 Of which: other CCR 16,089 18,555 Credit valuation adjustment (CVA) 7,604 5,960 Equity investments in funds—look-through approach 5,700 4,897 Equity investments in funds—mandate-based approach 92 623 Equity investments in funds—fall-back approach 1,346 716 Securitisation exposures—standardized approach 1,600 1,506 Amounts below the thresholds for deduction 63,494 84,405 Market Risk 22,373 27,481 Of which: standardized approach (RWAMPAD) 27,966 34,351 Of which: internal models approach (RWAMINT) 15,281 22,362 Operational Risk 86,512 92,792 Total 1,095,194 1,042,207 III – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 139

IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 140

II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral. · Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk. · Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Impact in Income and Stockholders’ Equity (1) Sensitivity Test 09/30/2021 (2) 12/31/2020 Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase 62 1 56 2 5% decrease (66) (2) (59) (2) Risk-free Interest Rates 0.1% increase 113 11 98 10 0.1% decrease (115) (11) (100) (11) Conversion in Income Rates 5% increase (14)—(9)—5% decrease 14—9—Claims 5% increase—(57)—(52) 5% decrease—57—52 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 06/30/2021, since the actuarial calculations are made on a half-yearly basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 141

b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 01/01 to 09/30/2021 01/01 to 09/30/2020 Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) Individuals Group accident insurance 647 646 99.8 620 620 100.0 Individual accident 139 138 99.3 145 145 100.0 Credit Life Insurance 710 710 100.0 424 424 100.0 Group life 880 878 99.8 702 702 100.0 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 0 09/30/2021 12/31/2020 Class Account DV01 Account DV01 balance balance Government securities National Treasury Notes (NTN-C) 5,104 (3.15) 7,025 (3.11) National Treasury Notes (NTN-B) 5,693 (5.92) 5,215 (5.42) National Treasury Notes (NTN-F) 159 (0.10) 134 (0.08) National Treasury Bills (LTN) 1,604 (0.28) 2,098 (0.31) Corporate securities Indexed to IPCA 330 (0.33) 22 (0.01) Indexed to PRE 35—85 -Indexed to PYG 21 (0.01) — Shares 1,094 11 1,320 13 Post-fixed assets 3,994—2,414—Under agreements to resell 1,936—697 -Total 19,970 19,010 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 142

b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 09/30/2021 12/31/2020 Liabilities Liabilities Assets Liabilities Liabilities Assets Insurance operations Backing asset amounts (1) DU (2) DU (2) amounts (1) DU (2) DU (2) Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,713 52.7 11.0 2,298 57.8 19.1 IBNR, PDR and PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 917 46.1 18.9 838 50.9 27.2 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB, LF and debentures 19 12.4 10.8 16 16.3 18.3 Mathematical reserve for benefits to be granted and benefits granted LFT, repurchase agreements, NTN-B, NTN-C, debentures 20 153.5 19.5 17 172.6 24.0 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 1 190.3 10.8 2 204.1 18.3 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 131 7.0 92.7 132 7.0 96.4 Subtotal Subtotal 3,801 3,303 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 94 104.3 78.3 88 109.4 81.3 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 11 15.7 9.9 12 17.4 22.2 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 76 15.7 9.9 68 17.4 22.2 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 26 15.7 9.9 22 17.4 22.2 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 479 15.7 9.9 332 17.4 22.2 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 3,746 104.3 78.5 3,278 109.4 81.4 Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 198,608 158.8 55.2 205,670 166.5 56.2 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 7,369 182.4 77.0 6,268 188.5 80.9 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 1,540 182.3 77.0 1,304 188.4 80.9 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 671 182.4 77.0 655 188.5 80.9 Subtotal Subtotal 212,620 217,697 Total technical reserves Total backing assets 216,421 221,000 (1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance. (2) DU = Duration in months. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 143

c) Credit Risk I—Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies:—Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 37% (59% at 12/31/2020), Mapfre Re do Brasil Companhia de Resseguros with 37% (21% at 12/31/2020), RGA Global Reinsurance Company LTD with 22% and Austral Resseguradora S.A. with 4% (20% at 12/31/2020).—Private Pension Operations: related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% (45% at 12/31/2020), RGA Global Reinsurance Company LTD with 40%, IRB Brasil Resseguros S.A. with 25% at 12/31/2020 and Austral Resseguradora S.A. with 30% at 12/31/2020. II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. III—Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 09/30/2021 Financial Assets at Amortized Cost Financial Assets at Fair Financial assets at fair Interbank deposits and securities Value Through Other value through profit or Total Internal rating purchased under agreements to Securities (*) Comprehensive loss resell Income Low 5,491 31,018 199,287 805 236,601 Medium — 3—3 High — 21—21 Total 5,491 31,018 199,311 805 236,625% 2.4 13.1 84.2 0.3 100.0 (*) Includes Derivatives in the amount of R$ 2,464. 12/31/2020 Financial Assets at Amortized Cost Financial assets at fair Financial Assets at Fair Interbank deposits and securities Value Through Other value through profit or Total Internal rating purchased under agreements to Securities (*) Comprehensive loss resell Income Low 3,517 30,614 205,099 1,194 240,424 Medium — 3—3 High — ——Total 3,517 30,614 205,102 1,194 240,427% 1.5 12.7 85.3 0.5 100.0 (*) Includes Derivatives in the amount of R$ 1,336. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 144

Note 33 – Supplementary information a) “Coronavirus” COVID-19 relief efforts ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations; ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020; iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE); iv) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021; v) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses; vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha); vii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and viii) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN. ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 and 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in September 2021 is R$ 23,326. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 2.6% decrease in the period in applications of renegotiation and extension of terms for loan operations as the economic situation changed; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 145

(d) the allowance for loan losses in the amount of R$ 41,734 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In September 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 184% as compared to 255% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted a decrease of 13.6% in the period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was -1.3% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic; (f) due to the COVID-19 pandemic, during 2020, instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, variation in the portfolio was noted, with changes not necessarily related to the effects of the pandemic. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in ITAÚ UNIBANCO HOLDING. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING; and (h) increase in expenses with claims related to COVID-19 of R$ 309 in the period, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 146

In 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” is conducted based on four axes: Informing, Protecting, Caring, and Resuming. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. In April 2021, ITAÚ UNIBANCO HOLDING worked together with competitors to fight hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING contributed for the purchase and distribution of basket of food staples. Note 34 - Subsequent Event Itaú CorpBanca At the Extraordinary Stockholders’ Meeting of Itaú CorpBanca held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion (approximately US$ 1,058 million / R$ 5,598 million) was approved, through the issuance of 461,111,111,111 shares, and the current shareholders had, from October 4, 2021 to November 2, 2021, to exercise their preemptive right in the first “perĺodo de opción preferente” - “POP” (preferred subscription period). A second POP is possible for subscription of the remaining shares issued. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2021 147